Exhibit 99.1

Dear Shareholder:

On behalf of the Executive Board of ARCADIS N.V., I cordially invite you to attend the Annual General Meeting of Shareholders, which will be held on Wednesday, May 16, 2007 at 2:00 p.m. local time, at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands.

We look forward to your attendance at the annual meeting so that you can learn more about ARCADIS and become better acquainted with the members of our Supervisory Board and Executive Board. Accompanying this letter are the following documents: (1) our annual report for the year ended December 31, 2006, (2) an agenda for the annual meeting which describes the business to be transacted at the meeting, (3) the notice of the annual meeting, and (4) our proxy statement and a proxy card, which, together, provide information on the proposals to be voted upon by our shareholders at the annual meeting.

The Supervisory Board and Executive Board of ARCADIS unanimously recommend that shareholders vote “FOR” each of the proposals described in the proxy statement.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope at your earliest convenience so that your shares will be represented at the meeting. You may still attend the meeting if you return the proxy card. If you choose to attend the meeting, you may revoke your proxy and cast your votes in person. Please note that should you transfer ownership of the shares you voted by proxy prior to the meeting, your votes may be invalid under Netherlands law and may not be counted.

If you have any questions about the proxy statement, the annual report, or any other aspect of the annual meeting, please contact either Joost Slooten in the United States at (631) 391-5262, or Anja van Bergen-van Kruijsbergen in the Netherlands at +31-26-377-8245.

Sincerely yours,

Harrie L.J. Noy
Chairman of the Executive Board

Arnhem, The Netherlands

April 16, 2007

ARCADIS N.V.
AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 16, 2007

The Annual General Meeting of Shareholders of ARCADIS N.V. will be held at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands, on Wednesday, May 16, 2007, at 2:00 p.m. local time. Set forth below is an agenda for the business to be transacted at the annual meeting and the order in which these agenda items will be presented to our shareholders.

1.                 Opening and Announcements

2.                 Statement of the Supervisory Board for the year ended December 31, 2006

3.                 Report of the Executive Board for the year ended December 31, 2006

4.                 Annual Financial Statements for the year ended December 31, 2006

a.                 Adoption of the 2006 Financial Statements of ARCADIS N.V.

b.                Adoption of a € 1.00 cash dividend payment per issued and outstanding common share

5.                 Approval of the Annual Discharge of the Executive Board and the Supervisory Board

a.                 Discharge of Executive Board members’ liability for management duties and responsibilities

b.                Discharge of Supervisory Board members’ liability for supervisory duties and responsibilities

6.                 Assignment of Accountant for the year ending December 31, 2007

7.                 Composition of the Supervisory Board

a.                 Re-appointment of Gerrit Ybema to the Supervisory Board

b.                Announcement of vacancies arising at the next Annual General Meeting of Shareholders

8.                 Approval of Amendments to our Articles of Association

9.                 Authorization to Issue Shares and Rights to Shares of ARCADIS’ Capital Stock

a.                 Renewal of the authorization of the Supervisory Board to issue shares and rights to shares of ARCADIS’ common stock and cumulative financing preferred stock

b.                Renewal of the authorization of the Supervisory Board to issue shares and rights to shares of ARCADIS’ cumulative preferred stock

c.                 Approval of limitations and exclusions applicable to pre-emptive rights

10.          Authorization of the Executive Board to Repurchase Shares of ARCADIS’ Capital Stock

11.          Grant of Authority to our Executive Board to Adopt the English language as the Official Language of our Annual Report to Shareholders and our Quarterly Reports to Shareholders beginning with our Annual Report for the year ending December 31, 2007

12.          Questions and Answers

13.          Adjournment

Arnhem, April 16, 2007

ARCADIS N.V.

P.O. Box 33

6800 LE Arnhem

The Netherlands

ARCADIS N.V.

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders of ARCADIS N.V. will be held on Wednesday, May 16, 2007, at 2:00 p.m. local time, at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands. At the annual meeting, shareholders will be asked to consider and vote upon the following proposals:

1.                to adopt our financial statements for the year ended December 31, 2006 (Agenda Item 4a);

2.                to adopt a € 1.00 cash dividend payment per common share (Agenda Item 4b);

3.                to approve the annual discharge of our Executive Board (Agenda Item 5a);

4.                to approve the annual discharge of our Supervisory Board (Agenda Item 5b);

5.                to assign KPMG Accountants N.V. in Amstelveen to serve as our independent auditor for the year ending December 31, 2007 (Agenda Item 6);

6.                to re-appoint Gerrit Ybema to serve as a member of our Supervisory Board (Agenda Item 7a);

7.                to approve the amendments to our Articles of Association (Agenda Item 8);

8.                to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our common stock and cumulative financing preferred stock (Agenda Item 9a);

9.                to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our cumulative preferred stock (Agenda Item 9b);

10.         to approve limitations and exclusions applicable to certain pre-emptive rights (Agenda Item 9c);

11.         to approve the authorization of our Executive Board to repurchase shares of our capital stock (Agenda Item 10); and

12.         to grant authority to our Executive Board to adopt the English language as the official language of our annual report to shareholders and our quarterly reports to shareholders beginning with our annual report to shareholders for the year ending December 31, 2007 (Agenda Item 11).

Each of these proposals is more fully discussed in the proxy statement immediately following this notice.

Only shareholders of record of ARCADIS at the close of business on April 9, 2007 will be entitled to notice of the annual meeting and any adjournments thereof. Pursuant to our Articles of Association and Netherlands law, any person who is a shareholder on the date of our annual meeting is entitled to attend and vote at the meeting. Accordingly, the record date above serves only as a reference date in order to determine which shareholders are entitled to receive notice of the annual meeting.  We will make available at the annual meeting a complete list of shareholders of record at the close of business on April 9, 2007, and on May 15, 2007, the day immediately preceding the annual meeting. If you wish to attend the annual meeting in person, you will be required to present proper identification, proof that you are a shareholder of ARCADIS N.V., and proof of the number of shares you own on the day of the annual meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE MARK YOUR VOTE FOR EACH PROPOSAL AND COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE AT YOUR EARLIEST CONVENIENCE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. YOU MAY STILL ATTEND THE MEETING IF YOU RETURN THE PROXY CARD. IF YOU CHOOSE TO ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND CAST YOUR VOTES IN PERSON. PLEASE NOTE THAT SHOULD YOU TRANSFER OWNERSHIP OF THE SHARES YOU VOTED BY PROXY PRIOR TO THE ANNUAL MEETING, YOUR VOTES MAY BE INVALID UNDER NETHERLANDS LAW AND MAY NOT BE COUNTED.

By Order of the Executive Board,

Harrie L.J. Noy
Chairman of the Executive Board

Arnhem, The Netherlands

April 16, 2007

ARCADIS N.V.
Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands

PROXY STATEMENT
For the Annual General Meeting of Shareholders to be held on May 16, 2007

INTRODUCTION

This proxy statement is furnished to the shareholders of ARCADIS N.V., a company organized and existing under the laws of the Kingdom of the Netherlands, in connection with the solicitation of proxies by our Executive Board for use at the 2007 Annual General Meeting of Shareholders. The annual meeting will be held on Wednesday, May 16, 2007, at 2:00 p.m. local time, at the offices of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands. This proxy statement and the accompanying proxy card are first being mailed or given on or about April 16, 2007 to shareholders of record at the close of business on April 9, 2007.

Our principal executive offices are located at Nieuwe Stationsstraat 10, 6811 KS Arnhem, the Netherlands, and our telephone number at that address is 31-26-3778911. For further information about ARCADIS, you may wish to visit our website at www.arcadis-global.com (the contents of the website are not part of this proxy statement).

Information About this Proxy Statement

Some of the business items included on the agenda for the annual meeting include proposals to be voted upon by the holders of our common stock. We have sent you these proxy materials because our Executive Board is soliciting your proxy to vote your shares on the following proposals to be presented at the annual meeting:

Proposal 1:  to adopt our financial statements for the year ended December 31, 2006;

Proposal 2:  to adopt a € 1.00 cash dividend payment per common share;

Proposal 3:  to approve the annual discharge of our Executive Board;

Proposal 4:  to approve the annual discharge of our Supervisory Board;

Proposal 5:  to assign KPMG Accountants N.V. in Amstelveen to serve as our independent auditor for the year ending December 31, 2007;

Proposal 6:  to re-appoint Gerrit Ybema to serve as a member of our Supervisory Board;

Proposal 7:  to approve amendments to our Articles of Association;

Proposal 8:  to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our common stock and cumulative financing preferred stock;

Proposal 9:  to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our cumulative preferred stock;

Proposal 10:  to approve limitations and exclusions applicable to certain pre-emptive rights;

Proposal 11:  to approve the authorization of our Executive Board to repurchase shares of our capital stock; and

Proposal 12:  to grant authority to our Executive Board to adopt the English language as the official language of our annual report to shareholders and our quarterly reports to shareholders beginning with our annual report to shareholders for the year ending December 31, 2007.

This proxy statement contains information that is designed to assist you in voting your shares on each of the above proposals. Neither the Executive Board nor the Supervisory Board knows of any other matters to be presented to the shareholders for a vote at the annual meeting.

Shareholders Entitled to Notice and to Vote

Only shareholders of record at the close of business on April 9, 2007, which we refer to as the record date, will be entitled to notice of the annual meeting. Pursuant to our Articles of Association and Netherlands law, any person who is a shareholder on the date of the annual meeting is entitled to attend and vote at the annual meeting. Accordingly, the record date serves only as a reference date in order to determine which shareholders are entitled to receive notice of the annual meeting.

On April 9, 2007, there were 20,645,615 common shares, € 0.05 nominal value, issued and outstanding and 200 priority shares, € 0.05 nominal value, issued and outstanding. Our Articles of Association also authorize us to issue shares of cumulative preferred stock, € 0.05 nominal value, and cumulative financing preferred stock, € 0.05 nominal value. On the record date, there were no shares of cumulative preferred stock or cumulative financing preferred stock issued and outstanding.

Please note that if you decide to transfer ownership of the shares you voted by proxy prior to the annual meeting, your votes may be invalid under Netherlands law and may not be counted.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only the institution may sign a proxy card with respect to your shares. Accordingly, please contact the person responsible for your account and provide your proxy card with instructions on how your shares should be voted at the meeting.

Voting Requirements

Each issued and outstanding common share represents the right to one vote at the annual meeting, regardless of whether the share is voted in person or by proxy card. Except for Proposal 7 (which requires a quorum of ¾ of the outstanding shares of our common stock entitled to vote at the annual meeting, who are present in person or represented by proxy), our Articles of Association do not impose a requirement that a quorum of shareholders be present or represented by proxy at the annual meeting in order for a vote to be taken on any of the proposals on the agenda for this year’s annual meeting. However, because our common stock is quoted on The Nasdaq Stock Market, or Nasdaq, a minimum quorum requirement is imposed on us. Accordingly, the holders of 33⅓% of the outstanding shares of common stock entitled to vote at the annual meeting, who are present in person or represented by proxy, will constitute a quorum necessary to hold a valid meeting.

Pursuant to our Articles of Association, proposals adopted by the shareholders at the annual meeting must be passed by an absolute majority of the votes validly cast, unless our Articles of Association or Netherlands law requires a vote greater than that of the majority of votes cast. We have described below any proposal that requires more than an absolute majority of the votes cast in order to be adopted by the shareholders. Only votes cast by the shares represented and entitled to vote at the annual meeting will determine the adoption or rejection of a proposal and, therefore, abstentions and broker non-votes will have no effect on the actual voting. However, abstentions and broker non-votes will be counted as present for establishing the 33⅓% quorum requirement described above. A broker non-vote occurs when a broker votes on some matters on the proxy card but not on other matters because the broker does not have the authority to vote on those other matters.

Four of the proposals to be voted on at the annual meeting, Proposal 7, Proposal 8, Proposal 9, and Proposal 11, also will require the approval of the holder of our priority shares. All of our issued and outstanding priority shares are held by Stichting Prioriteit ARCADIS NV, a foundation. The board of

Stichting Prioriteit has 20 members, 10 of whom are members of our Executive Board and Supervisory Board and the other 10 of whom are representatives elected by our employees. A 60% absolute majority of the members of the Stichting Prioriteit board is necessary in order for the Stichting Prioriteit board to approve any of the shareholder proposals in which a vote of the priority shares is required. We have described below any proposal that also will require the approval of the holder of the priority shares.

Proxies

The shares represented by a proxy card will be voted in accordance with the instructions indicated on the proxy card if:

•       the enclosed proxy card is fully and properly executed;

•       the proxy card is returned to us on time;

•       the proxy is not revoked prior to or at the annual meeting; and

•       the owner of the shares voting in accordance with the proxy has not transferred the shares prior to the annual meeting.

If no instructions are indicated on the proxy card, your proxy will be voted “FOR” each of the proposals listed on the proxy card. All persons named as proxies on the enclosed proxy card are members of our Executive Board.

Any shareholder voting on a proxy card has the right to vote “FOR,” “AGAINST” or to “ABSTAIN” on a particular proposal by indicating as such on the proxy card. A shareholder who has returned a proxy card to us may revoke it at any time prior to the annual meeting by doing one of the following:

•       providing written notice of revocation to the Chairman of the Executive Board;

•       properly submitting a duly executed proxy card bearing a later date; or

•       voting in person at the annual meeting.

If you wish to attend and vote at the annual meeting, you will be required to present proper identification, proof that you are a shareholder, and proof of the number of shares you own on the day of the annual meeting. All written notices of revocation of a proxy card should be sent to the following address: ARCADIS N.V., Nieuwe Stationsstraat 10, 6811 KS, Arnhem, the Netherlands, Attention: Harrie L.J. Noy, Chairman of the Executive Board.

PROPOSAL 1
(Agenda Item 4a)

ADOPTION OF OUR FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2006

Our Articles of Association require that our books be closed annually, on each December 31, and that the Executive Board prepare our financial statements within five months of December 31. Our Articles of Association further require our independent certified public accountant to audit our annual financial statements and to prepare a report for the Executive Board and the Supervisory Board.

The Supervisory Board reviewed and approved the annual financial statements for the year ended December 31, 2006 at a meeting of the Supervisory Board held on March 2, 2007. A copy of the 2006 year-end financial statements is included in our annual report accompanying this proxy statement. The Supervisory Board recommends that our shareholders adopt our annual financial statements as presented in our annual report.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt our 2006 financial statements.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” PROPOSAL 1

PROPOSAL 2
(Agenda Item 4b)

ADOPTION OF € 1.00 CASH DIVIDEND PAYMENT
PER COMMON SHARE

Our Articles of Association provide that, subject to the approval of the Supervisory Board, our Executive Board shall determine, on an annual basis, the amount of our profits that we will set aside as reserves, and also, the amount of our profits to be distributed to our shareholders in the form of a dividend payment. Our Articles of Association require that the shareholders adopt this dividend payment at the annual meeting.

Our Articles of Association provide that each year, to the extent possible, 5% of the nominal amount per priority share shall be distributed to the holders of the priority shares. Thereafter, no further distributions will be made on the priority shares. After the payment of dividends on the priority shares and the allocation of any remaining amount of our profit to the reserves, the Executive Board has proposed, and the Supervisory Board has approved, the payment of a dividend in the amount of € 1.00, in cash, per issued and outstanding common share. The Executive Board proposes to fix May 22, 2007 as the record date for payment of the dividend. Starting May 18, 2007, our shares of common stock will be quoted ex-dividend and payment of the dividend will begin on May 30, 2007.

Each year we attempt to ensure that the dividend payment proposed by the Executive Board conforms to the applicable statutory requirements under Netherlands law, as well as the policy of ARCADIS to distribute a dividend to our shareholders in an amount equal to 30% to 40% of the net profit from operations, excluding amortization of goodwill, as calculated in accordance with Netherlands law and regulations. This year, the proposed dividend payment of € 1.00 per common share is € 0.34 more than the 2005 dividend payment and equals approximately 40% of net income from operations, excluding amortization of good-will. Our dividend policy aims to provide our shareholders with an attractive return on their investment while, at the same time, providing us with the cash necessary to finance further growth of our business. The Supervisory Board has discussed our current dividend policy with the Executive Board and, based on these discussions, has decided not to change our current dividend policy at this time.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt the € 1.00 cash dividend payment per common share.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” PROPOSAL 2

PROPOSAL 3
(Agenda Item 5a)

APPROVAL OF THE ANNUAL DISCHARGE OF OUR EXECUTIVE BOARD

Our Articles of Association provide that we must present to the shareholders at the annual meeting a separate proposal asking our shareholders to grant a discharge of the Executive Board from liability for their management duties and responsibilities during the preceding financial year, to the extent that such liability is related to the financial statements for such year and the report given by the Executive Board at the annual meeting. After the Executive Board members are discharged by the shareholders, a member of the Executive Board cannot be held liable in any action or proceeding brought by a shareholder that is based upon our financial statements for the year ended December 31, 2006, as presented to, and adopted by, the shareholders at this annual meeting. However, this discharge would not protect members of the Executive Board if our financial statements were subsequently restated. The discharge is to be approved without prejudice to certain statutory provisions of The Netherlands Civil Code.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to grant a discharge of the Executive Board for their duties during the preceding financial year.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” PROPOSAL 3

PROPOSAL 4
(Agenda Item 5b)

APPROVAL OF THE ANNUAL DISCHARGE OF OUR SUPERVISORY BOARD

Similarly to the discharge of our Executive Board, our Articles of Association provide that we must present to the shareholders at the annual meeting a separate proposal asking our shareholders to grant a discharge of the Supervisory Board from liability for their supervisory duties and responsibilities during the preceding financial year, to the extent such liability is related to the financial statements for such year and the report given by the Supervisory Board at the annual meeting. The discharge of the Supervisory Board members means that a member of the Supervisory Board cannot be held liable in any action or proceeding brought by a shareholder that is based upon our financial statements for the year ended December 31, 2006, as presented to, and adopted by, the shareholders at this annual meeting. As with the discharge of our Executive Board members, the discharge would not protect members of the Supervisory Board if our financial statements were subsequently restated. The discharge is to be approved without prejudice to certain statutory provisions of The Netherlands Civil Code.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to grant a discharge of the Supervisory Board for their duties during the preceding financial year.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” PROPOSAL 4

PROPOSAL 5
(Agenda Item 6)

ASSIGNMENT OF KPMG ACCOUNTANTS N.V. TO SERVE AS OUR
INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2007

Our Articles of Association provide that our shareholders are entitled to assign a registered accountant to audit our annual financial statements prepared by the Executive Board. The Audit Committee of our Supervisory Board recommended to our Supervisory Board that the Supervisory Board propose that our shareholders assign KPMG Accountants N.V. in Amstelveen to audit our financial statements for the year ending December 31, 2007.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to assign KPMG Accountants N.V. in Amstelveen to audit our financial statements for the fiscal year 2007.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” PROPOSAL 5

INFORMATION ABOUT OUR SUPERVISORY BOARD

Our Articles of Association provide that the Supervisory Board must consist of at least three individuals. Our current Supervisory Board is composed of six individuals. The current members of our Supervisory Board include: Rijnhard W.F. Van Tets (Chairman), Carlos Espinosa de Los Monteros (Vice-Chairman), Thomas M. Cohn, Jan Peelen, George R. Nethercutt, Jr., and Gerrit Ybema.

The Supervisory Board oversees the policies of the Executive Board and the general course of our business and related business enterprises. The members of the Supervisory Board are nominated by the Supervisory Board and then are appointed to serve on the board for a period of four years. A member of the Supervisory Board must resign at the expiration of the four-year term. However, a resigning member also may choose to be re-appointed to the board. A Supervisory Board member is only eligible for reappointment to two additional four-year terms.

Pursuant to our Articles of Association, the members of the Supervisory Board are appointed by the shareholders at a general meeting from among the nominees selected by the Supervisory Board. The Supervisory Board must nominate a member to fill a vacancy on the Supervisory Board within six months following the occurrence of the vacancy. If the Supervisory Board has not nominated a member within this time period, then the shareholders may appoint a Supervisory Board member at a general meeting at their discretion.

If the Supervisory Board makes a binding nomination, the shareholders at a general meeting may nevertheless void the binding nature of the nomination by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-third (33 1/3%) of our issued share capital. A binding nomination means that the nomination was made within the six month prescribed time period and, for each appointment, a choice can be made from at least two persons. If the Supervisory Board makes a non-binding nomination, a simple majority of the votes represented at the meeting is required to approve the nomination. If a binding or non-binding nomination is not approved by the shareholders, the shareholders at a general meeting may appoint a candidate by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-third (33 1/3%) of our issued share capital.

In accordance with the schedule previously adopted by the Supervisory Board, one of its members, Mr. Ybema is scheduled to retire from the Supervisory Board at the close of this 2007 Annual General Meeting of Shareholders. Mr. Ybema is eligible for re-appointment following the expiration of his current term at this Annual Meeting.

Mr. Ybema has chosen to be eligible for re-appointment to our Supervisory Board. At a meeting held on March 2, 2007, the Supervisory Board approved the non-binding nomination of Mr. Ybema to be re-appointed to our Supervisory Board, to serve for an additional four-year term. In accordance with the schedule adopted by the Supervisory Board, Messrs. Cohn and Peelen are scheduled to retire from the Supervisory Board at the close of the next Annual General Meeting of Shareholders to be held in 2008. Messrs. Cohn and Peelen are each eligible for re-appointment following the expiration of their current term.

PROPOSAL 6
(Agenda Item 7a)

RE-APPOINTMENT OF GERRIT YBEMA TO OUR SUPERVISORY BOARD

The Supervisory Board has approved a non-binding nomination of Gerrit Ybema to be re-appointed to serve as a member of our Supervisory Board until our 2011 Annual General Meeting of Shareholders.

Gerrit Ybema (1945), is of Dutch citizenship. Mr. Ybema has served as a member of our Supervisory Board since 2003. From 1998 until 2002, Mr. Ybema served as the Secretary of State for Economic Affairs in the Netherlands. He has served in a variety of governmental positions at the local and state level from 1989 until 1998, including positions with the city of Enschede and the province of Friesland. He currently serves as a non-executive board member of the following entities: NUON, CORDIS Europe, Monitoring Board Zorggroep Noorderbreedte, ROC Friese Poort, Consultative Organ Frisian Language and Culture, Fair Wear Foundation, Foundation Frisian Harbour Days and Guarantee Committee Stichting Certificering VBO Makelaars. Mr. Ybema earned an economics degree, with a specialization in economic relations from Rijksuniversiteit Groningen.

Mr. Ybema currently serves as a member of the Selection and Remuneration Committee of our Supervisory Board. Mr. Ybema also qualifies as an independent member of the Supervisory Board as defined by the Committee of Dutch Corporate Governance and under the Nasdaq independence rules adopted in the United States.

The Supervisory Board believes that Mr. Ybema should be re-appointed to the Supervisory Board because of his extensive expertise and experience in economic matters within government services and his international outlook, as well as his valuable contributions as a member of the Supervisory Board and the Selection and Remuneration Committee.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to re-appoint Mr. Ybema to our Supervisory Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
“FOR” PROPOSAL 6

PROPOSAL 7
(Agenda Item 8)

AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

The Executive Board, with the approval of the Supervisory Board, proposes to amend the Articles of Association to allow for electronic voting, as well as additional changes that relate to the introduction of the Dutch Corporate Governance Code of 2004. Below is a summary of the changes the Executive Board and Supervisory Board propose to make to our Articles of Association. You should refer to Annex A for a copy of our Articles of Association showing the proposed changes.

•       Generally

As our Articles of Association do not currently provide for electronic voting, and as electronic voting is expected to be the trend in the upcoming years, the Executive Board and the Supervisory Board recommend amending our Articles of Association in order to allow shareholders to vote electronically. Furthermore, the Executive Board and the Supervisory Board recommend making additional changes that relate to Dutch legislation that followed the introduction of the Dutch Corporate Governance Code in 2004.

•       Electronic Voting

The proposed amendments to our Articles of Association would significantly modernize the Articles of Association in order to allow for electronic voting in a number of circumstances.

Under the proposed amendments, the Executive Board  would be able, subject to the approval of the Supervisory Board, to pass resolutions in lieu of a meeting either in writing or by means of a legible and reproducible electronic format. Additionally, the Executive Board and Supervisory Board would have the authority to allow shareholders to vote at general meetings in an electronic format, as long as the shareholder so voting can be identified and can directly take note of the business attended to at the meeting; conditions for such voting would be made available at the meeting and on the Company’s website. Furthermore, if the Executive Board chooses to set a registration date, the Executive Board and Supervisory Board would have the authority to allow persons entitled to attend a general meeting to vote electronically during a period prior to the general meeting, which is to be set by the Executive Board and may not begin before the registration date. Finally, the holders of common shares would be able to approve resolutions either in writing or through an electronic means, in accordance with the conditions set by the Executive Board and Supervisory Board, in lieu of a meeting.

•       Additional Corporate Governance Changes

The proposed amendments to our Articles of Associations not described above would make various alterations throughout the articles in accordance with Dutch legislation based upon the Dutch Corporate Governance Code of 2004. For ease of understanding, the material amendments, as they would be implemented, have been summarized below:

•       Resolutions adopted to issue new shares will now be reported on a quarterly basis to the office of the commercial trade register.

•       The Executive Board and Supervisory Board may present notices of the time and place of shareholder meetings through an announcement on our website, which will be directly and permanently accessible until the general meeting, in lieu of printed publications. This change reflects changes to Dutch law under the “Wet Ecm” electronic communications act, as of January 1, 2007.

•       The Executive Board (with Supervisory Board approval) may establish and amend regulations for the general meeting, which will then be made available on our website.

•       We must establish a policy for the compensation of the members of the Executive Board, which must first be adopted by the general meeting, as proposed by the Supervisory Board. The Supervisory Board will then determine compensation for Executive Board members in accordance with the policy.

•       Current and former members of the Executive Board will be indemnified and reimbursed for reasonable legal costs and fines related to their roles as members of the Executive Board, except for costs related to intentionally wrongful acts.

•       Approval by the shareholders at the general meeting is required for resolutions that would lead to an important change in control of or by the company, which resolutions must also be approved by the Supervisory Board.

•       The Executive Board must provide the Supervisory Board with at least an annual review of our strategy, the general and financial risks, and management and control systems, along with a proposal of our objectives, strategy, and parameters for discussion with the Supervisory Board, in accordance with Dutch law.

•       Notice of a general meeting will be given by the Executive Board or Supervisory Board at least 10 days before the registration date, which registration date, if the Executive Board so chooses to establish one, may not be set more than 30 days prior to a general meeting and no fewer than 7 days prior to the meeting.

•       Proposals for the agenda of the general meeting brought by one or more shareholders representing at least 1% of the issued capital may submit such proposals electronically, in accordance with conditions explained on our website, as allowed under the “Wet Ecm” electronic communications act.

•       Powers of attorney may be submitted and recorded electronically.

•       The Chairman of the general meeting will have the power determine the manner of casting votes at general meetings.

•       Annual Accounts will be prepared within the time allowed by law, but are expected to be published within four months (currently, the Articles of Association require the Annual Accounts to be prepared within five months). We will make the Annual Accounts, Annual Report, and other financially-related documents available in accordance with statutory requirements.

The complete text of the proposed amendments is available for inspection at the offices of the Company, Nieuwe Stationsstraat 10 in Arnhem and at the ABN AMRO Service Desk, tel. 011-31-579-9455, is posted on the corporate website (www.arcadis-global.com), and is also attached to this proxy statement as Annex A.

Pursuant to Article 28 of our Articles of Association, an amendment of our Articles of Association requires the affirmative vote of ¾ of the votes validly cast at the annual meeting. Holders of shares representing ¾ of the outstanding shares of common stock must be present at the annual meeting to form a quorum for purposes of this Proposal 7. If such a quorum is not present at our annual meeting, then pursuant to Article 28, Paragraph 2 of our Articles, a special general meeting may be convened to pass the amendments by an affirmative vote of ¾ of the votes validly vast at the special meeting, without a ¾ quorum. We intend to schedule a special meeting, and will, be convened to pass such resolution by an affirmative vote of ¾ of the votes validly cast, irrespective of the capital represented. Such a meeting has been tentatively scheduled for  June 5, 2007 at 11.00 a.m. local time. In addition, the holder of our priority shares must approve the amendments to our Articles of Association.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
“FOR” PROPOSAL 7

PROPOSAL 8
(Agenda Item 9a)

AUTHORIZATION OF THE SUPERVISORY BOARD TO ISSUE SHARES, AND
RIGHTS TO SHARES, OF OUR COMMON STOCK AND CUMULATIVE FINANCING PREFERRED STOCK FOR A PERIOD OF 18 MONTHS

Our Articles of Association provide that the shareholders have the exclusive authority to issue our common stock and cumulative financing preferred stock, unless the shareholders authorize the Supervisory Board to issue such shares.  The shareholders may delegate their authority to issue shares to the Supervisory Board for a maximum period of up to five years, and this delegation may be renewed for additional terms not to exceed five years per term. The holders of the priority shares and the holders of any other class of stock whose rights may be prejudiced by the issuance of the shares must approve the proposal to authorize the Supervisory Board to issue shares. At the annual general meeting of shareholders held on May 17, 2006, the shareholders renewed the Supervisory Board’s authority to issue our common stock and cumulative financing preferred stock for a period of 18 months commencing July 1, 2006.

Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Supervisory Board, subject to the prior approval of Stichting Prioriteit ARCADIS NV, for a period of an additional 18 months commencing on July 1, 2007, to issue shares, and rights to shares, of our common stock and cumulative financing preferred stock, up to an amount equal to 10% of the number of common stock and/or cumulative financing preferred stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares; provided, however, that the amount of shares to be issued may be increased by an additional 10% when the issuance of shares relates to the consideration to be given in a merger or acquisition.

The purpose of this proposal is to ensure that we are ready to act quickly in order to take advantage of appropriate opportunities to grow through mergers and acquisitions. In order to finance strategic transactions, it may be necessary for us to issue common stock or shares of cumulative financing preferred stock as consideration to any potential acquisition target. If we had to give notice of, and hold a meeting of our shareholders in order to approve the issuance of stock, we might not be able to complete any merger or acquisition on a timely basis or we might lose strategic opportunities to other parties who could complete a potential transaction faster than us. We believe that giving the Supervisory Board the authority to issue shares of our capital stock for a period of 18 months will provide the board with the time necessary to identify and complete appropriate acquisition opportunities and will give the board the flexibility necessary to determine the financing conditions of any potential transactions. Additionally, we may also need to issue our common stock in order to meet current obligations under our stock option plans.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our common stock and cumulative financing preferred stock. In addition, the holder of our priority shares must approve this authorization of our Supervisory Board to issue shares, and rights to shares, of our common stock and cumulative financing preferred stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
“FOR” PROPOSAL 8

PROPOSAL 9
(Agenda Item 9b)

AUTHORIZATION OF THE SUPERVISORY BOARD TO ISSUE SHARES, AND
RIGHTS TO SHARES, OF OUR CUMULATIVE PREFERRED STOCK FOR A PERIOD
OF 18 MONTHS

Our Articles of Association provide that the shareholders have the exclusive authority to issue our cumulative preferred stock, unless the shareholders authorize the Supervisory Board to issue such shares.  The shareholders may delegate their authority to issue shares to the Supervisory Board for a maximum period of up to five years and this delegation may be renewed for additional terms not to exceed five years per term. The holders of the priority shares and the holders of any other class of stock whose rights may be prejudiced by the issuance of the shares must approve the proposal to authorize the Supervisory Board to issue shares. At the annual general meeting of shareholders held on May 17, 2006, the shareholders renewed the Supervisory Board’s authority to issue our cumulative preferred stock for a period of 18 months commencing July 1, 2006.

Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Supervisory Board, subject to the prior approval of Stichting Prioriteit ARCADIS NV, for a period of an additional 18 months commencing on July 1, 2007, to issue shares, and rights to shares, of our cumulative preferred stock, up to a maximum amount equal to 100% of our total capital stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares of cumulative preferred stock. These shares of cumulative preferred stock would only be issued to Stichting Preferente Aandelen ARCADIS NV, which we refer to as the ARCADIS Preferred Stock Foundation, under the limited circumstance that ARCADIS is threatened by a hostile takeover. The issuance of the cumulative preferred stock acts as a “poison pill” to deter any hostile takeover attempt of ARCADIS and, as a result, it is necessary for the Supervisory Board to act quickly in issuing these shares as soon as the interests of ARCADIS have been threatened by a potential acquiror.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our cumulative preferred stock. In addition, the holder of our priority shares must approve this authorization of our Supervisory Board to issue shares, and rights to shares, of our cumulative preferred stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
“FOR” PROPOSAL 9

PROPOSAL 10

(Agenda Item 9c)

AUTHORIZATION OF THE SUPERVISORY BOARD TO LIMIT OR EXCLUDE

PRE-EMPTIVE RIGHTS FOR A PERIOD OF 18 MONTHS

Our Articles of Association provide that holders of common stock and cumulative financing preferred stock are entitled to a pro rata pre-emptive right of subscription for any issuance of common stock or cumulative financing preferred stock for cash, unless such right is limited or excluded by the Supervisory Board. Shareholders have no pre-emptive rights with respect to any common stock or cumulative financing preferred stock issued for consideration other than cash or issued to any of our employees. The holders of shares of cumulative preferred stock or priority shares do not have pre-emptive rights.

If authorized by the shareholders, the Supervisory Board has the power to limit or exclude pre-emptive rights related to a particular issuance of common stock or cumulative financing preferred stock. This authorization of the Supervisory Board may be effective for up to five years and may be renewed for additional terms of five years. At the annual general meeting of shareholders held on May 17, 2006, the shareholders authorized the Supervisory Board to limit or exclude pre-emptive rights related to shares issued pursuant to the authority granted to the Supervisory Board at the May 17, 2006 meeting for a period of 18 months commencing on July 1, 2006.

The Executive Board and the Supervisory Board propose that the shareholders renew the authorization of the Supervisory Board to limit or exclude pre-emptive rights related to shares issued pursuant to the authority granted at the last annual general meeting of shareholders upon the issuance of any common stock or cumulative financing preferred stock for a period of an additional 18 months commencing on July 1, 2007.

We believe that the holders of our common stock should be able to participate, as much as possible, in any new issuance of our common stock. This participation may be accomplished through an exercise of pre-emptive rights during the statutory 14-day period under Netherlands law or, to the extent statutory pre-emptive rights have been excluded, by granting the existing shareholders a preference, under our Articles of Association, in the allocation of the issuance of any new shares. Shareholders do not have statutory pre-emptive rights, or rights under our Articles of Association, in the event that the issuance of new shares pertains to an acquisition to be financed by us with newly issued shares of our capital stock. To the extent we desire to pay the selling party in an acquisition with our common stock, we will limit our issuance of new stock to an amount equal to 20% of our capital stock issued and outstanding at the time of the issuance of the new shares.

However, shareholders would have statutory pre-emptive rights, and rights under our Articles of Association, if we were to use the cash proceeds of a new issuance of shares to pay the selling party in an acquisition the consideration in cash. Therefore, in order for us to take advantage of appropriate opportunities to acquire new businesses by using either shares of our capital stock or cash raised through issuances of our capital stock, we believe that it is necessary to exclude statutory pre-emptive rights and the rights under our Articles of Association upon any issuance of new shares when the cash proceeds of such issuance are to be used to finance an acquisition. We will limit the issuance of our stock to an amount equal to 20% of our capital stock issued and outstanding at the time of the issuance of the new shares.  In addition, we will comply with Netherlands law and the rules of the various stock exchanges on which our shares are traded when we determine the price at which any new shares will be issued, when pre-emptive rights for those shares have been limited or excluded.

The approval of this Proposal 10 is conditioned on the approval of Proposal 8 regarding the authorization of our Supervisory Board to issue shares, and rights to shares, of our common stock and cumulative financing preferred stock. If shareholders representing less than 50% of the issued and outstanding shares are represented at the meeting, the affirmative vote of the holders of two-thirds (66⅔%) of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization our Supervisory Board to limit or exclude preemptive rights. However, if at least 50% of the issued and outstanding shares are represented at the annual meeting, then a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization our Supervisory Board to limit or exclude pre-emptive rights.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 10

PROPOSAL 11

(Agenda Item 10)

APPROVAL OF AUTHORIZATION OF OUR EXECUTIVE BOARD TO
REPURCHASE SHARES OF OUR CAPITAL STOCK

Our Articles of Association provide that our Executive Board may acquire fully paid-up shares of our capital stock if:

•       the amount of our shareholders’ equity reduced by the amount paid for the repurchased shares is not less than the paid-up and issued portion of our share capital increased by the reserves maintained pursuant to Netherlands law, and

•       the aggregate par value of the shares to be acquired and of the shares already held by us or any of our subsidiaries does not exceed one-tenth (1/10th) of the issued capital.

The repurchase of our shares by the Executive Board requires approval by the Supervisory Board and the holder of the priority shares. In addition, the shareholders must also authorize the Executive Board to repurchase shares. This authorization will be valid for a term not to exceed 18 months. Our Articles of Association further provide that the authorization to repurchase shares must specify the number of shares that may be repurchased, the manner in which they shall be acquired and the price ranges at which they may be repurchased. No authorization is required if we repurchase our shares in order to transfer the shares to our employees, such as under our employee stock option plans.

Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Executive Board, for a period of 18 months commencing on July 1, 2007, to repurchase, in the discretion of the Executive Board, any and all of our paid-up shares of capital stock and any shares of cumulative financing preferred stock, up to the maximum amount authorized under applicable law and our Articles of Association.

We may purchase any and all paid-up shares of our capital stock on the public markets, or by other means such as a purchase directly from a holder of our shares, at a price per share between (1) the share’s nominal value (€ 0.05 per share) and (2) an amount equal to 10% above the average market price of such shares on Euronext Amsterdam N.V.  The market price shall be determined based on the average of the highest trading price per share of our capital stock, as published by the Official Prijscourant of Euronext Amsterdam N.V., for each of the 5 trading days immediately preceding the day of repurchase by us.

Shares of our cumulative financing preferred stock may be purchased at a price per share between (1) the share’s nominal value (€ 0.05 per share) and (2) the amount paid-up as nominal value and premium (agio), increased by the amount of profit which would have been distributed to the holders of shares of cumulative financing preferred stock upon redemption of such shares, in accordance with our Articles of Association.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Executive Board to repurchase shares of our capital stock. In addition, the holder of our priority shares must approve this authorization of our Executive Board to repurchase shares of our capital stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 11

PROPOSAL 12

(Agenda Item 11)

GRANT OF AUTHORITY TO OUR EXECUTIVE BOARD TO ADOPT THE ENGLISH
LANGUAGE AS THE OFFICIAL LANGUAGE OF OUR ANNUAL REPORT TO
SHAREHOLDERS AND THE QUARTERLY REPORTS TO SHAREHOLDERS
BEGINNING WITH OUR ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
ENDING DECEMBER 31, 2007

The annual report to shareholders is an extensive document that describes our business and financial position, among other things, and contains our financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS). We believe that professional users, such as institutional investors and financial analysts, are the main users of our annual report. We believe that these professional users use English as the generally accepted language of international accounting and business. As such, we propose to grant our Executive Board with the authority to adopt English as the official language of our annual report to shareholders beginning with our annual report to shareholders for the year ending December 31, 2007.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to grant our Executive Board with the authority to adopt the English language as the official language of our annual report to shareholders.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE

“FOR” PROPOSAL 12

OTHER MATTERS

The Executive Board and the Supervisory Board do not know of any other matter to be brought before the shareholders. If any other matters are properly brought before the shareholders at the annual meeting, the persons appointed as proxies will vote the shares represented thereby in accordance with their judgment.

List of Shareholders of Record

A list of shareholders of record entitled to receive notice of the annual meeting will be available at the offices of ARCADIS, Nieuwe Stationsstraat 10, 6811 KS, Arnhem, the Netherlands, for inspection by our shareholders during regular business hours from April 9, 2007 to the date of the annual meeting. A list of shareholders of record at the close of business on May 15, 2007, the day immediately preceding the annual meeting, will also be available during the annual meeting for inspection by shareholders who are present.

AVAILABILITY OF ANNUAL REPORT

ACCOMPANYING THIS PROXY STATEMENT IS A COPY OF OUR ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2006. SHAREHOLDERS WHO WISH TO RECEIVE ADDITIONAL COPIES OF THE ANNUAL REPORT SHOULD DIRECT THEIR REQUESTS TO: ARCADIS N.V., NIEUWE STATIONSSTRAAT 10, 6811 KS, ARNHEM, THE NETHERLANDS, ATTENTION: ANJA VAN BERGEN-VAN KRUIJSBERGEN; OR ARCADIS N.V. C/O ARCADIS G & M, INC., 88 DURYEA ROAD, MELVILLE, NEW YORK 11747, ATTENTION: JOOST SLOOTEN. OUR ANNUAL REPORT IS ALSO AVAILABLE ON THE COMPANY’S WEB SITE AT WWW.ARCADIS-GLOBAL.COM.

Harrie L.J. Noy
Chairman of the Executive Board

Arnhem, The Netherlands
April 16, 2007

ANNEX A

ARTICLES OF ASSOCIATION:
Name. Corporate Seat.
Article 1.

The name of the company is: ARCADIS N.V.

Its corporate seat is in Arnhem, but it may also establish branches and/or offices elsewhere.

Objects.
Article 2.

The objects of the company are to participate and otherwise acquire an interest in other companies and enterprises, of whatever nature, to conduct the management of such companies and enterprises, and to finance third parties and to furnish security in any manner or bind itself for the obligations of third parties and, finally, to do all such things as may be incidental or conducive to the attainment of any of the foregoing.

Capital and shares.
Article 3.

3.1.      The authorized capital of the company amounts to five million and ten euro (EUR 5,000,010.00). It is divided into:

—       forty million (40,000,000) ordinary shares, each with a par value of five eurocent (EUR 0.05);

—       fifty million (50,000,000) cumulative preference shares, each with a par value of five eurocent (EUR 0.05);

—       ten million (10,000,000) cumulative financing preference shares, each with a par value of five eurocent (EUR 0.05), subdivided into four series, numbered 1 to 4, each of two million five hundred thousand (2,500,000) shares; and

—       two hundred (200) priority shares, each with a par value of five eurocent (EUR 0.05).

3.2.      Whenever reference is made in these articles to shares and shareholders this shall be understood to include ordinary shares, cumulative financing preference shares, cumulative preference shares and priority shares, or the holders of ordinary shares, the holders of cumulative financing preference shares, the holders of cumulative preference shares and the holders of priority shares, respectively, unless it explicitly appears otherwise from the articles. The cumulative preference shares shall hereinafter be referred to as preference shares. The cumulative financing preference shares shall hereinafter be referred to as financing preference shares.

For the purposes of these articles the series in which the financing preference shares have been subdivided are to be regarded as separate classes of shares.

3.3.      The body authorized to issue shares may, in the event of an issue of a specific series of financing preference shares of which no shares have been previously issued, resolve to issue more shares of that specific series than the number of the series in question that is included in the authorized capital, in which event the maximum number of shares of the series in question that may be issued will be equal to the total number of financing preference shares of the series not previously issued included in the authorized capital.

3.4.      If on any issue more financing preference shares of a specific series are issued than in which the authorized capital is divided, the financing preference shares of the series issued included in the authorized capital shall be increased by the number of shares by which the number of shares of that series issued exceeds the number of shares of that series at the time of the issue included in the authorized capital, while this number shall also be deducted from the numbers of shares of the series of the financing preference shares included in the authorized capital that have not been issued and this pro rata to the number of shares of that series in the authorized capital at the time of the issue in question, all this with due observance of the provisions of the last sentence of this paragraph.

If on any issue less financing preference shares of a specific series are issued than in which the authorized capital is divided, the financing preference shares of the series issued included in the authorized capital shall be reduced to the number of shares that will be issued of that series and the numbers of financing preference shares of each series included in the authorized capital of which shares have not previously been issued shall be increased by the number by which the series of shares issued has been reduced and this pro rata to the number of shares of that series in the authorized capital at the time of the issue in question, all this with due observance of the provisions of the last sentence of this paragraph.

In the event of an issue of financing preference shares of a specific series, such number of shares must be issued that the increase or reduction stated above of the number of financing preference shares of the other series included in the authorized capital of which shares have not been previously issued, will result in the number of financing preference shares of each series included in the authorized capital, of which shares have not been previously issued, being equal in full numbers.

3.5.      Without prejudice to the provisions in paragraph 4 of this article, a resolution to issue as referred to in paragraph 3 may be adopted only under the condition precedent that a copy of the resolution be deposited without delay at the office of the Commercial Register.

The resolution referred to in paragraph 3 shall state:

a.      the number by which the number of financing preference shares of the series in question included in the authorized capital is increased; and

b.      the numbers by which the numbers of financing preference shares of the other series included in the authorized capital are reduced.

Issue of shares.
Article 4.

4.1.      Resolutions to issue shares shall be adopted by the general meeting of shareholders—hereinafter called: the general meeting—or the Supervisory Board, if the latter has been designated for that purpose by the general meeting; a resolution to issue shares may only be adopted with the approval of the meeting of holders of priority shares—hereinafter called: the priority. So long as the Supervisory Board has been designated as the body authorized to adopt resolutions to issue shares, the general meeting may no longer adopt such resolutions.

4.2.      The general meeting or the Supervisory Board shall, with the simultaneous approval of the priority, determine the price—which, subject to the provisions in section 2:80, subsection 2, of the Dutch Civil Code, may not be below par—and the further terms and conditions of issue, with due observance of the further relevant provisions contained in these articles.

4.3.      If the Supervisory Board has been designated as the body authorized to adopt resolutions to issue shares, the number and class of shares that may be issued must be specified on such designation. On such designation the duration of the same shall also be fixed, which may not exceed five years. The designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.

4.4.      A valid resolution of the general meeting to issue shares or to designate the Supervisory Board, as referred to above, shall require, in addition to the approval of the priority, a prior or simultaneous resolution of approval by each group of shareholders of the same class whose rights are prejudiced by the issue.

4.5.      Within eight days of a resolution by the general meeting to issue shares or to designate the Management Board as the body authorized to issue, the latter shall deposit the full text of the resolution at the office of the commercial register of the place where the company has its actual place of business.

Within eight days after each ~~issue of shares~~calendar quarter, the Management Board shall report ~~the same~~each issue during the ended calendar quarter to the ~~said~~ office of the trade register, stating the number and class.

4.6.      The provisions of paragraphs 1 to 5 of this article shall apply mutatis mutandis to the granting of rights to subscribe for shares, but not to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

Payment.
Article 5.

5.1.      Ordinary shares, priority shares and financing preference shares shall only be issued against payment in full; preference shares may be issued against partial payment, on the understanding that the obligatory part of the par value to be paid must be equal for each preference share—irrespective of when it was issued—and that upon subscription of the share at least one quarter of the par value must be paid up.

5.2.      Payment must be made in cash unless another form of contribution has been agreed. A non-cash contribution must be made without delay after subscription for the share or after the day on which an additional payment was called up or agreed.

Such contribution must be capable of being valued in accordance with economic standards. A right to the performance of work or services may not be contributed.

5.3.      Subject to the approval of the Supervisory Board, the Management Board may at any time decide on the day on which and the amount to which further payments on partly paid preference shares must have been made. The Management Board shall notify the holders of preference shares of such resolution without delay; the period between such notification and the day on which the payments must have been made shall be at least thirty days.

5.4.      Upon an issue of preference shares by the corporate body designated for that purpose, a statement shall be made at a general meeting concerning the reasons for the issue within four weeks after such issue.

5.5.      Any issue of preference shares, or the granting of any right (however named and whether or not conditional or subject to a time limit) to subscribe for such shares, shall be possible only with the prior co-operation, granted for each specific case, of the general meeting of shareholders, if as a result of such issue an amount of preference shares would or could come to be outstanding exceeding one hundred per cent (100%) of the amount of other shares outstanding.

5.6.      If preference shares have been issued pursuant to a resolution of a body other than the general meeting of shareholders, a general meeting of shareholders must be held every two years, for the first time not later than two years after the day on which such shares were issued for the first time, at which meetings the purchase or cancellation of such shares shall be included on the agenda until said shares are no longer outstanding.

Pre-emption right.
Article 6.

6.1.      Without prejudice to the provisions of the third sentence of section 2:96a, subsection 1, of the Dutch Civil Code, upon the issue of ordinary shares and of financing preference shares each holder of ordinary shares and each holder of financing preference shares shall have a pre-emption right in respect of the shares to be issued pro rata to the amount of his ordinary shares and/or financing preference shares.

Holders of preference shares or priority shares shall have no pre-emption right in respect of shares to be issued. Holders of ordinary shares and holders of financing preference shares shall have no pre-emption right to preference shares or priority shares.

6.2.      The shareholders shall have no pre-emption right in respect of any shares issued against a non-cash contribution.

6.3.      The general meeting or the Supervisory Board, as the case may be, shall determine simultaneously with a resolution to issue shares, subject to the approval of the priority and with due observance of this article, the manner in which and the period within which the pre-emption right may be exercised.

6.4.      The Supervisory Board shall publish a notice of any issue in respect of which there is a pre-emption right and the period during which such right may be exercised in the State Gazette and in one or more nationally distributed daily newspapers.

6.5.      The pre-emption right may be exercised during a period of at least two weeks after the day of publication of such notice in the State Gazette.

6.6.      The pre-emption right in respect of ordinary shares and in respect of financing preference shares may be restricted or excluded by a resolution of the general meeting. The reasons for the proposal and the selection of the intended issue price shall be explained in writing in the proposal for such resolution.

The pre-emption right may also be restricted or excluded by the Supervisory Board, if, by a resolution of the general meeting, the Supervisory Board has been designated as the body authorized for a fixed period not exceeding five years to restrict or exclude the pre-emption right; such a designation may be made only if the Supervisory Board has also been designated or is designated simultaneously as the body referred to in article 4, paragraph 1.

The designation may be extended, from time to time, for periods not exceeding five years. The designation shall in any case cease to apply as soon as the designation of the Supervisory Board as referred to in article 4, paragraph 1, is no longer in force.

Unless the designation provides otherwise, it may—without prejudice to the provisions of the preceding sentence—not be withdrawn.

6.7.      If less than one-half of the issued capital is represented at the meeting, a resolution of the general meeting to restrict or exclude the pre-emption right in respect of ordinary shares or financing preference shares or to designate, as referred to in the preceding paragraph, shall require at least a two-thirds majority of the votes cast. Within eight days of the resolution, the Management Board shall deposit the full text thereof at the office of the commercial register.

6.8.      On the granting of rights to subscribe for ordinary shares and financing preference shares, the holders of ordinary shares and the holders of financing preference shares shall have a pre-emption right; the provisions of this article shall apply mutatis mutandis. The shareholders shall have no pre-emption right in respect of shares issued to a person who exercises a previously-acquired right to subscribe for shares.

Repurchase of own shares/pledge on shares.
Article 7.

7.1.   a.   Subject to the authorization by the general meeting and the approval of the Supervisory Board and the priority and notwithstanding the other provisions laid down in sections 2:98 and 2:98d of the Dutch Civil Code, the Management Board may cause the company to acquire fully paid up shares in its own capital for valuable consideration.

However, such acquisition shall only be permitted, if:

(i)             the shareholders’ equity of the company less the acquisition price for the shares to be acquired, is not less than the sum of the paid and called up part of its capital and the reserves which must possibly be maintained pursuant to the law;

(ii)         the aggregate par value of the shares to be acquired and of the shares in its capital which the company holds itself or holds as a pledgee or which are held by a subsidiary company, does not exceed one-tenth of the issued capital.

The requirement, referred to under (i), shall be determined on the basis of the company’s shareholders’ equity as shown by the most recently adopted balance sheet, less the acquisition price for shares in the company’s capital and any distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. If in any financial year more than six months have elapsed since the end of a financial year without the adoption ~~and approval~~ of the annual accounts, then an acquisition in accordance with this paragraph shall not be permitted.

b.      The general meeting must specify in the authorization, which shall be valid for not more than eighteen months, the number of shares which may be acquired, the class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

The authorization referred to in this paragraph shall not be required insofar as the company acquires its own shares for the purpose of transferring the same to employees of the company or of a legal person with which it is united in a group under a scheme applicable to such employees.

7.2.      The Management Board may only adopt resolutions to dispose of the shares acquired by the company in its own capital subject to the approval of the Supervisory Board and the priority.

Articles 4, 5 and 6 shall apply, mutatis mutandis, to such disposal, on the understanding that the disposal may be effected below par and that the power to restrict or exclude the pre-emption right shall be vested in the Management Board subject to the approval of the Supervisory Board and the priority.

7.3.      If depositary receipts for shares in the company have been issued, such depositary receipts shall for the purposes of the preceding paragraphs be ranked on a par with shares.

7.4.      Shares held by the company in its own capital or in respect of which it holds the usufruct, shall not entitle the company to any distribution in respect of such shares; neither shall shares in respect of which the company holds the depositary receipts issued therefore or holds the usufruct in respect of such depositary receipts, entitle the company to such a distribution.

The shares in respect of which the company does not derive any right to distribution under the preceding sentence shall not be included in the computation of the profit distributions.

7.5.      No vote may be cast at the general meeting in respect of a share belonging to the company or a subsidiary or in respect of a share in respect of which either of them holds the depositary receipts issued therefor.

The voting rights of usufructuaries and pledgees of shares belonging to the company or to a subsidiary shall, however, not be excluded if the usufruct or pledge was established before the share became the property of the company or the subsidiary. Neither the company nor a subsidiary may vote on a share in respect of which it holds a right of usufruct or a pledge.

For the determination of the extent the shareholders cast votes, are present or represented or of the extent to which the share capital is provided or represented, shares in respect of which the law or these articles provide that no vote may be cast by law, shall not be included.

7.6.      Subject to the other relevant provisions laid down in 2:89a, subsection 1, of the Dutch Civil Code, the company may only acquire a pledge in respect of its own shares and/or depositary receipts issued thereof to the extent that the par value of the own shares to be pledged and the shares and/or depositary receipts issued thereof already held or held in pledge by the company do not exceed one-tenth of the issued capital.

7.7.      Neither the company nor a subsidiary may grant loans, provide collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in the capital of the company.

Reduction of capital.
Article 8.

8.1.      Subject to the approval of the Supervisory Board and the priority and with due observance of the provisions of section 2:99 of the Dutch Civil Code, the general meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the par value of shares by means of an amendment to the articles. The shares referred to in such resolution must be designated therein and provisions for the implementation of the resolution must be made therein.

Cancellation of shares with repayment or partial repayment or release from the obligation to pay up, as referred to in section 2:99 of the Dutch Civil Code, may also take place solely in respect of ordinary shares or solely in respect of preference shares or solely in respect of priority shares or solely in respect of all financing preference shares of a particular series.

A partial repayment or release must be made pro rata to all the shares in question.

The pro rata requirement may be waived with the consent all the shareholders concerned.

In the event of cancellation with repayment of all the financing preference shares of a particular series, the following shall be paid/repaid on shares of the series in question:

a.      the amount paid up on the shares in question, including any share premium;

b.      a distribution in accordance with the provisions of article 27, paragraph 13.

8.2.      If less than one-half of the issued capital is represented at the meeting, a resolution of the general meeting of shareholders to reduce the capital shall require a majority of at least a two-thirds of the votes cast, unless the resolution includes an amendment to the articles, in which case article 28 shall be applicable. Furthermore, such a resolution shall require the prior or simultaneous approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced; the provision contained in the preceding sentence shall apply, mutatis mutandis, to the passing of resolutions at such meeting.

The notice convening a meeting at which a resolution referred to in this paragraph is to be considered shall state the purpose of the reduction of the capital and the manner of its implementation; the second, third and fourth subsections of section 2:123 of the Dutch Civil Code shall apply mutatis mutandis.

Shareholders’ register/share certificates.
Article 9.

9.1.      The priority shares, the financing preference shares and the preference shares shall be registered shares.

The priority shares shall be numbered consecutively from P1 onwards, the preference shares shall be numbered consecutively from F1 onwards. Each series of the financing preference shares shall be provided with a series indication and numbered consecutively from 1 onwards.

The ordinary shares shall be either in registered form or in bearer form, at the option of the holder.

The Management Board shall determine the numbering and other indications in respect of the ordinary shares.

9.2.      Share certificates may be issued solely for ordinary shares in registered form and for financing preference shares in registered form.

9.3.      The Management Board shall keep a register in which the names and addresses of all the holders of shares in registered form shall be recorded, stating the amount paid up on each share, as well as the other information required under the law. The register shall also state the amount paid as share premium on each financing preference share.

The names and addresses of those persons who have a right of usufruct or a pledge on shares in registered form shall also be recorded therein, stating whether they are entitled to the rights attaching to shares in accordance with subsections 2, 3 and 4 of sections 2:88 and 2:89 of the Dutch Civil Code, and, if so, which rights.

9.4.      The register shall be regularly kept up-to-date; the granting of each release from liability for payments not yet made shall be recorded therein. Each entry in the register shall be signed by a member of the Management Board or by a person who has been granted a power of attorney to do so by the Management Board.

9.5.      Upon request and at no cost the Management Board shall provide a holder of shares in registered form, as well as a registered usufructuary and pledgee with an extract from the register in respect of their respective rights to a share in registered form.

If the share is subject to a right of usufruct or a pledge, the extract shall state in whom the rights referred to in subsections 2, 3 and 4 of sections 2:88 and 2:89 of the of the Dutch Civil Code, are vested.

9.6.      The Management Board shall deposit the register at the office of the company for inspection by the shareholders and by the usufructuaries and pledgees in whom the rights referred to in subsection 4 of sections 2:88 and 2:89 of the Dutch Civil Code, are vested.

The preceding sentence shall not apply to that part of the register which is kept outside the Netherlands in compliance with applicable legislation or pursuant to the rules of an exchange.

The information in the shareholders’ register in respect of preference shares which have not been paid up in full shall be available for public inspection; a copy or an extract of such information shall be provided at no more than cost.

9.7.      Each holder of a share in registered form, as well as each persons who has a right of usufruct or a pledge in respect of shares in registered form, must notify his address to the Management Board.

9.8.      All notifications and convening notices of meetings to shareholders or those persons who have a right of usufruct or a pledge on shares and who may exercise these rights in accordance with subsections 2 to 4 of sections 2:88 and 2:89 of the Dutch Civil Code, shall be given by publication in at least one nationally distributed daily newspaper, as well as in the Official Price List of the company limited by shares ~~[naamloze vennootschap]:~~ Euronext Amsterdam N.V., as well as—if applicable—in such manner as is required in connection with the listing of shares in the company on one or more other stock exchanges, unless these articles provide otherwise.

The Management Board may, subject to the approval of the Supervisory Board and subject to the rules of stock exchanges where shares in the company are listed, resolve that the notices as referred to in the previous sentence are replaced by an announcement on the company’s website, which announcement must be directly and permanently accessible until the general meeting.

9.9.      Unless the law provides otherwise, the transfer of shares in registered form or the transfer of a restricted right thereto shall require an instrument for such purpose and, save when the company itself is party to such legal act, the written acknowledgment by the company of such transfer. The acknowledgment shall be made in the instrument, or by means of a dated endorsement containing the acknowledgement on the instrument or on a copy or extract thereof certified by a civil-law notary or the transferor. Service of such instrument or such copy or extract on the company shall be considered to have the same effect as an acknowledgment.

In the case of a transfer of shares not paid up in full, the acknowledgment may be made only if the instrument has a recorded, or otherwise fixed, date.

9.10.   The provisions of paragraph 9 shall apply mutatis mutandis to the creation and the waiver of a restricted right to shares in registered form.

Definitions and share certificate for ordinary shares to bearer.
Article 10.

10.1.   In this article and further in these articles the following terms shall have the following meanings, unless it explicitly appears otherwise from these articles.

Member Institution:

an institution which under the Transfer of Securities (Giro) Act [Wet giraal effectenverkeer] has been admitted as a member institution and may maintain a collective deposit within the meaning of this Act;

Participant:	a participant in the collective deposit within the meaning of the Transfer of Securities (Giro) Act;
~~Necigef~~Euroclear:

the central institution within the meaning of the Transfer of Securities (Giro) Act; on the date of the execution of this deed the following institution has been designated as central institution: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.

10.2.   All the ordinary shares in bearer form shall be embodied in one share certificate.

10.3.   Upon subscription for ordinary shares to be issued and upon the granting of ordinary shares, the person who acquires a right vis-à-vis the company to an ordinary share will receive a right in respect of an ordinary share in bearer form in the following manner.

10.4.   The company shall cause the share certificate referred to in paragraph 2 to be kept by ~~Necigef~~Euroclear for the person or persons entitled thereto.

10.5.   The company shall grant a right in respect of an ordinary share to a person entitled thereto through (a) ~~Necigef~~Euroclear enabling the company to add a share (or cause the same to be added) to the share certificate and (b) the person entitled designating a Member Institution which will credit him accordingly as Participant in its collective deposit.

10.6.   Without prejudice to the provisions of article 20, paragraph 6, the administration of the share certificate shall be irrevocably entrusted to ~~Necigef~~Euroclear and ~~Necigef~~Euroclear shall be irrevocably empowered to do all that which mat be necessary in respect of the shares in question on behalf of the person or persons entitled thereto, including acceptance and transfer and the lending of its co-operation to the making of additions to and deductions from the share certificate.

10.7.   If a Participant requires that the Member Institution delivers one or more ordinary shares in bearer form up to at most the number for which he is a participant, (a) ~~Necigef~~Euroclear shall transfer the shares by deed to the person entitled, (b) the company shall acknowledge the transfer, (c) ~~Necigef~~Euroclear shall enable the company to deduct the shares from the share certificate (or cause the same to be deducted), (d) the Member Institution in question shall debit the person entitled accordingly as participant in its collective deposit and (e) the company shall register the holder (or cause the holder to be registered) as the holder of a share in registered form in the shareholders register.

The company may charge to the shareholder who has his shares registered in registered form or in bearer form pursuant to the provisions of this paragraph or of paragraph 8, no more than the costs attaching thereto.

10.8.   A holder of an ordinary share in registered form may have the same registered in bearer form at any time, with the proviso that this may only be done through (a) the person entitled transferring this share by deed to ~~Necigef~~Euroclear, (b) the company acknowledging such transfer, (c) ~~Necigef~~Euroclear enabling the company to add the share (or cause the same to be added) to the share certificate, (d) a Participant designated by the person entitled crediting the person entitled accordingly as Participant in its collective deposit and (e) the company removing the person entitled (or causing the person entitled to be removed) as the holder of the share in question from the shareholders’ register.

10.9.   The share certificate shall be signed in person by a member of the Management Board.

10.10. If the share certificate has become lost, the Management Board may issue a duplicate certificate under such terms and conditions as the Management Board shall attach thereto.

Upon the issue of such document, which shall bear the word duplicate, the original document shall become null and void vis-à-vis the company.

Restrictions on the transfer of preference shares.
Article 11.

11.1.   Each transfer of preference shares shall require the approval of the Management Board. The approval shall be requested in writing, stating the name and address of the intended transferee, as well as the price or other consideration which the intended transferee is prepared to pay or to give.

11.2.   If the approval is refused, the Management Board must simultaneously designate one or more prospective purchasers who are willing and able to purchase all of the shares to which the request relates, for cash at a price to be set by mutual agreement by the transferor and the Management Board within two months of such designation.

11.3.   If the transferor has not within three months of receipt by the company of the request for approval of the intended transfer received from the company a written notification concerning this or if a timely written refusal of the approval was not simultaneously accompanied by the designation of one or more prospective purchasers as referred to in paragraph 2, the approval of the transfer shall be deemed to have been granted after the expiry of said period or after receipt of the notification of refusal.

11.4.   If no agreement has been reached between the transferor and the Management Board concerning the price referred to in paragraph 2 within two months of the refusal of the approval, the price shall be set by an expert to be appointed by the transferor and the Management Board by mutual agreement or, failing agreement concerning this within three months of the refusal of the approval, by the President of the Chamber of Commerce and Industries in whose district the company has its actual place of business, upon the request of the party taking the initiative.

11.5.   The transferor shall have the right to decide not to proceed with the transfer, provided he notifies such in writing to the Management Board within one month after having been informed of both the name of the prospective purchaser or purchasers and the price as set.

11.6.   In the event of approval of the transfer within the meaning of paragraph 1 or paragraph 3, the transferor shall have the right during a period of three months after this approval to transfer all of the shares to which his request related to the transferee mentioned in the request, at the price or consideration stated by him as referred to in paragraph 1 of this article.

11.7.   The costs relating to the transfer incurred by the company may be charged to the new transferee.

Management Board.
Article 12.

12.1.   The company shall be managed, under the supervision of a Supervisory Board, by a Management Board consisting of one or more members whose number shall be set by the Supervisory Board after consultation with the Management Board.

12.2.   If the Management Board consists of two or more members, the Supervisory Board may appoint one of them as chairman.

12.3.   All resolutions of the Management Board shall be passed by an absolute majority of the votes cast; if there is a tie in voting, if the Supervisory Board has appointed a member of the Management Board as Chairman and the Management Board also consists of more than two members, the Chairman of the Management Board shall decide; if no Chairman of the Management Board is appointed and also if the Management Board consists of no more than two members, the Supervisory Board will decide.

12.4.   The further (internal) procedure of the Management Board can be laid down in regulations. The Management Board can determine in regulations with which task each member of the Management Board more particular will be responsible.

The ~~regulations~~Management Board may draw up regulations relating to the general meeting; these regulations will be placed on the company’s website. Regulations and every alteration of regulations as aforementioned require the approval of the Supervisory Board.

12.5.   The general meeting shall appoint the members of the Management Board. The appointment by the general meeting will be done on a binding or non-binding nomination by the Supervisory Board. A person who has attained the age of sixty years may not be appointed as a member of the Management Board, unless the Supervisory Board explicitly decides otherwise.

12.6.   If a vacancy has arisen, the Management Board shall invite the Supervisory Board to make a nomination within six months. The general meeting may appoint a member of the Management Board at its discretion if the Supervisory Board has not within the period of six months acted upon the invitation.

12.7.   A nomination is binding when it has been made in due time, in the notice convening the general meeting of shareholders at which the appointment shall be considered, is mentioned that the nomination is binding and for each appointment ~~a choice can be made from at least two persons.~~the minimum number of persons prescribed by law is included. However, the general meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.

12.8.   If the Supervisory Board has made a non-binding nomination, the appointment of a member of the Management Board, in contravention to the nomination, is possible provided that the resolution to appoint by the general meeting will be adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.

12.9.   The Supervisory Board may at any time suspend a Member of the Management Board. The general meeting may at any time, such in accordance with paragraph 10 of this article, suspend or dismiss a member of the Management Board.

12.10. If a member of the Management Board is suspended, the general meeting shall within three months after the suspension has taken effect resolve either to dismiss such member of the Management Board, or to terminate or continue the suspension, failing which the suspension shall lapse.

A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of two months commencing on the day the general meeting or the Supervisory Board has adopted the resolution to continue the suspension.

If within the period of continued suspension it was not resolved either to dismiss the member of the Management Board concerned or to terminate the suspension, the suspension shall lapse.

A member of the Management Board who has been suspended shall be given the opportunity to account for his actions at the general meeting and to be assisted by an adviser.

The general meeting can only resolve to suspend, to continue the suspension or to dismiss a member of the Management Board, unless at the proposal of the Supervisory Board, if such resolution is adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.

12.11. In the event one or more members of the Management Board being absent or prevented from acting, the remaining members of the Management Board or the only remaining member of the Management Board shall be charged with the entire management; in the event of all the members of the Management Board or the only member of the Management Board being absent or prevented from acting, the Supervisory Board shall be temporarily charged with the management, without prejudice to its power to appoint one of its members as temporary manager and subject to the obligation, in the event of absence, to fill the vacancy as soon as possible.

12.12. A member of the Management Board shall resign at the close of the annual general meeting of shareholders held in the financial year in which he attains the age of sixty-five years, unless the Supervisory Board explicitly decides otherwise.

Remuneration members Management Board.
Indemnification members Management Board and Supervisory Board.
Article 13.

13.1.   The company must establish a policy in respect of the remuneration of members of the Management Board. The policy is adopted by the general meeting upon the proposal of the Supervisory Board.

~~The Supervisory Board shall set~~13.2.   The remuneration of the members of the Management Board is determined by the Supervisory Board with due observance of the policy referred to in the previous paragraph, including the salary, the bonus, if any, and the further terms of employment ~~of the~~. A proposal with respect to remuneration schemes in the form of shares or rights to shares is submitted by the Supervisory Board to the general meeting for its approval.

This proposal must set out at least the maximum number of shares or rights to shares to be granted to members of the Management Board and the criteria for granting or amendment.

13.3.   Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the Management Board and the Supervisory Board:

(i)             the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company’s request;

(ii)         any damages or fines payable by them as a result of an act or failure to act as referred to under (i);

(iii)     the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Management Board or the Supervisory Board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The company may take out liability insurance for the benefit of the persons concerned. The Supervisory Board may give further implementation to the above with respect to members of the Management Board. The Management Board may give further implementation to the above with respect to members of the Supervisory Board.

Representation.
Article 14.

14.1.   The authority to represent the company shall be vested in the Management Board and in each member of the Management Board individually.

14.2.   If the company has a conflict of interest with one of the members of the Management Board, then, contrary to the provisions of paragraph 1 above, the company shall be represented by such member of the Supervisory Board as shall be designated for that purpose by the Supervisory Board.

14.3.   The Management Board has the authority, without the prior approval of the general meeting, but subject to the approval of the Supervisory Board, to perform legal acts:

a.      in connection with the subscription for shares, as a result of which special obligations are imposed upon the company;

b.      relating to the acquisition of shares on terms other than on which the general public may participate in the company;

c.      with respect to contributions on shares other than in cash.

14.4    Without prejudice to the other provisions in these articles of association, the approval of the general meeting shall be required for resolutions by the Management Board leading to an important change in the company’s or its business enterprise’s identity or character, including in any case:

a.      the transfer of the business of the company or almost the entire business of the company to a third party;

b.      the entry into or breaking off of any long-term co-operation of the company or any subsidiary of the company with another legal entity or partnership or as a fully liable partner in a partnership, if such co-operation or breaking off thereof is of far-reaching significance for the company;

c.      the acquisition or disposal of a participating interest by the company or by a subsidiary of the company in the capital of another company with a value of at least one third of the assets in accordance with the consolidated balance sheet with explanatory notes in accordance with the most recently adopted annual accounts of the company.

~~14.4    The~~14.5.   Without prejudice to the other provisions in these articles of association, the approval of the Supervisory Board shall be required for the following resolutions of the Management Board regarding the following:

a.      issue and acquisition of shares in the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or a general partnership of which the company is the general partner with full liability;

b.      co-operation in the issue of depositary receipts for shares;

c.      the application for ~~a listing or withdrawal of the official listing~~admission of the securities referred to in paragraphs a and b ~~on the official list of any exchange~~to the trade on a market in financial instruments as meant in article 1 paragraph 1 of the Financial Markets Supervision Act (Wet op het financieel toezicht) or the application of a withdrawal of such an admission;

d.      entry into or termination of a continuing direct co-operation by the company or an independent company with another legal person or company or as general partner with full liability in a limited partnership or a general partnership if such co-operation or the termination thereof is of far-reaching significance for the company;

e.      acquisition of a participating interest by the company in the capital of another company the value of which equals at least the sum of one-quarter of the issued capital and the reserves of the participating company, as shown in its balance sheet with explanatory notes as well as a far-reaching change in the size of any such participating interest;

f.       investments requiring an amount equal to at least the sum of one-fourth of the issued capital and the reserves of the company as shown in its balance sheet with explanatory notes;

g.      a proposal to amend the articles;

h.      a proposal to wind up the company;

i.       application for involuntary liquidation and for a moratorium of payments;

j.       termination of the employment contract of a considerable number of employees of the company or of a dependent company at the same time or within a short timespan;

k.      a far-reaching change in the working conditions of a considerable number of employees of the company or of a dependent company;

l.       a proposal to reduce the issued capital;

m.    a proposal for a legal merger or a legal demerger as meant in section 2:7 Dutch Civil Code;

n.      the matters referred to in paragraph 4 of this article.

14.5.   The lack of approval by the general meeting for a resolution referred to in paragraph 4 of this article and the lack of approval by the Supervisory Board for a resolution referred to in paragraph ~~4~~5 of this article shall not affect the representative authority of the Management Board or the members of the Management Board.

14.6.   The resolutions referred to above in paragraph ~~4,~~4 and in paragraph 5, subparagraphs a, d, e, f, g and h, shall also require the approval of the priority.

In addition, the approval of the priority shall be required to file an application for involuntary liquidation.

Supervisory board.
Article 15.

15.1.   The supervision of the management as conducted by the Management Board and the general course of business within the company and the enterprise connected therewith shall be exercised by a Supervisory Board consisting of natural persons; the Supervisory Board shall set the number of its members, which must at least be three.

15.2.   The Supervisory Board shall ~~appoint a chairman and a secretary from their number~~prepare a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the supervisory directors. The Supervisory Board shall appoint one of its members as its chairman and one of its members as vice-chairman.

15.3.   A Supervisory Director shall resign on the day that four years have elapsed since his appointment. After his first term of office has ended a Supervisory Director shall only twice be eligible for reappointment for a full term of four years.

15.4.   Without prejudice to the provisions of the previous paragraph, the Supervisory Board may decide that one or more of its members shall retire by rotation at such annual general meeting of shareholders as the Supervisory Board shall decide, in accordance with such schedule as shall be drawn up for this purpose by the Supervisory Board.

A change in such schedule may not cause a Supervisory Director in office to retire against his will before the end of term for which he was appointed.

15.5.   The general meeting shall appoint the members of the Supervisory Board. The appointment by the general meeting will be done on a binding or non-binding nomination by the Supervisory Board.

15.6.   The Supervisory Board will make a nomination within six months after a vacancy has occurred. The general meeting may appoint a member of the Supervisory Board at its discretion if the Supervisory Board has not within the period of six months made a nomination.

15.7.   A nomination is binding when it has been made in due time, in the notice convening the general meeting of shareholders at which the appointment shall be considered, is mentioned that the nomination is binding and for each appointment ~~a choice can be made from at least two persons~~the minimum number of persons prescribed by law is included. However, the general meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than one third of the issued share capital.

15.8.   If the Supervisory Board has made a non-binding nomination, the appointment of a member of the Supervisory Board, in contravention to the nomination, is possible provided that the resolution to appoint by the general meeting will be adopted by at least a two thirds majority of the votes cast, if such majority represents more than one third of the issued share capital.

15.9.   The general meeting may at any time, such in accordance with the provisions set out hereinafter in this article, suspend or dismiss a member of the Supervisory Board.

If a member of the Supervisory Board is suspended, the general meeting shall within three months after the suspension has taken effect resolve either to dismiss such member of the Supervisory Board, or to terminate or continue the suspension, failing which the suspension shall lapse.

A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of two months commencing on the day the general meeting has adopted the resolution to continue the suspension.

If within the period of continued suspension it was not resolved either to dismiss the member of the Supervisory Board concerned or to terminate the suspension, the suspension shall lapse.

A member of the Supervisory Board who has been suspended shall be given the opportunity to account for his actions at the general meeting and to be assisted by an adviser.

The general meeting can only resolve to suspend, to continue the suspension or to dismiss a member of the Supervisory Board, unless at the proposal of the Supervisory Board, if such resolution is adopted by at least a two thirds majority of the votes cast, if such majority represents more than one third of the issued share capital.

15.10. Together with a nomination for the appointment of a member of the Management Board or of the Supervisory Board the following information shall be given in respect of the candidate: his age, his profession, the number of shares in the share capital of the company held by him and the positions he holds or held insofar as relevant to the fulfilment of the duties as a member of the Management Board or the Supervisory Board respectively. Furthermore mention shall be made of the legal entities for which he serves as a member of the Supervisory Board whereby, in case legal entities are included which belong to the same group, it shall be sufficient to mention such group.

The nomination for the appointment of a member of the Management Board or the Supervisory Board shall include the reasons. Upon reappointment, account shall be taken of the manner in which the candidate performed his duties as a Supervisory Director.

15.11. The general meeting shall set the fixed remuneration of the members of the Supervisory Board. Their expenses shall be reimbursed.

15.12. The Supervisory Board may appoint one of the Supervisory Directors as Delegated Supervisory Director, who shall in particular be charged with assisting the Management Board in its day-to-day management and rendering advice to it.

The Supervisory Board may grant the Delegated Supervisory Director a remuneration chargeable to the company in addition to the fixed remuneration referred to in paragraph 11 of this article.

Article 16.

16.1.   The Supervisory Board may decide that one or more of their members shall have access to all the premises of the company and shall be authorized to inspect all the books, correspondence and other records, to check the cash and other cash equivalents and to take cognizance of all acts that have been performed, or that they may exercise a part of these powers.

16.2.   The Supervisory Board shall meet whenever requested to do so by the chairman or two of their members. All resolutions of the Supervisory Board shall be passed by an absolute majority of votes. In the event of an equality of votes, a new meeting shall be convened within two weeks. If again there is an equality of votes, the proposal shall be rejected.

A Supervisory Director may only cause himself to be represented by another Supervisory Director holding a written proxy.

16.3.   The meetings of the Supervisory Board shall be convened by or on behalf of the chairman of that Board, stating the business to be transacted. The chairman shall prepare the agenda for the meeting.

16.4.   The meetings of the Supervisory Board shall be chaired by the chairman or in his absence by another Supervisory Director to be designated by the Supervisory Board. In the absence of the secretary, the meeting concerned shall appoint its secretary.

16.5.   Minutes shall be kept of the proceedings at the meetings of the Supervisory Board, which minutes shall be signed by the chairman and the secretary of that meeting.

16.6.   Without prejudice to the provisions of paragraph 7, the Supervisory Board may not adopt resolutions if the majority of their members are not present or represented at the meeting.

16.7.   The Supervisory Board may also pass resolutions otherwise than at a meeting, provided such resolutions are adopted in writing~~, by telegram, by telex or by fax~~ or by a legible and reproducible message sent by electronic means and the proposal in question has been put to all the Supervisory Directors and none of them has objected to this method of passing a resolution and all the Supervisory Directors have expressed themselves in favour of the proposal in question.

Any resolution so passed shall be recorded in the minutes book of the Supervisory Board, which minutes book shall be kept by the secretary of the Supervisory Board; the documents evidencing the passing of such resolution shall be kept with the minutes book.

16.8.   The meetings of the Supervisory Board shall be attended by the members of the Management Board, unless the Supervisory Board shall decide otherwise.

16.9.   After consultation with the Management Board, the Supervisory Board may be assisted at the expense of the company by a registered accountant who shall be given permission to inspect all the books and records of the company.

16.10. The Management Board shall timely provide the Supervisory Board with such information as it requires for the fulfilment of its duties. The Management Board shall at least once a year inform the Supervisory Board in writing on the key elements of the company’s strategy, the general and financial risks and the company’s management and control systems.

16.11  The further (internal) procedures of the Supervisory Board shall be regulated in a set of rules drawn up and whenever necessary reviewed by the Supervisory Board.

General meetings of shareholders.
Article 17.

17.1.   The general meetings of shareholders shall be held in Arnhem, Amsterdam or Utrecht and notice convening a general meeting shall be given by the Management Board or the Supervisory Board not later than on the fifteenth day prior to the day of the meeting and at least ten days before the registration time as meant in article 20 paragraph 4 if the Management Board determined the registration time, in the manner as described in article 9, paragraph 8, of these articles.

The shareholders shall be called to the general meeting by the Management Board or the Supervisory Board.

17.2.   One or more shareholders representing alone or together at least one per cent (1%) of the issued capital shall have the right to propose an item for the agenda, provided they submit their proposals in writing to the chairman of the Management Board or the Supervisory Board accompanied by documentary evidence of their shareholdings at least sixty days prior to the day of the meeting. Such written requests may be submitted electronically subject to conditions stipulated by the Management

Board with the approval of the Supervisory Board, which conditions must be posted on the company’s website.

If they have submitted their proposals to the chairman of the Management Board or the Supervisory Board in good time such that the Management Board is able to place these on the agenda for the next meeting or is still able prior to that meeting to publish the fact that these proposals will be considered at that meeting, by means of a supplementary notice in the same manner with due observance of the period set for giving notice of the meeting, in a nationally distributed daily newspaper as well as in the Official List of Euronext Amsterdam N.V., the Management Board or the Supervisory Board shall be obliged to do so, unless in the opinion of the Management Board or the Supervisory Board substantial interests of the Company dictate otherwise.

A written statement from a Member Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement forms part of its collective deposit and that the person mentioned in that statement is a Participant in its collective deposit for the ordinary shares as mentioned in the statement, shall deemed to be documentary evidence of a holding of shares in bearer form as referred to in the first sentence of this paragraph.

Article 18.

18.1    The notice convening a meeting shall state the items of business to be considered, unless the agenda is deposited at the office of the company and at such other places as shall be stated in the notice, for inspection by the shareholders—who may obtain copies of the agenda free of charge—and such deposit is stated in the notice; if a proposal to amend the articles or to wind up the company or a proposal to reduce the capital is to be submitted to the general meeting, this must always be stated in the convening notice.

No valid resolutions may be passed in respect of matters in respect of which the provisions of the preceding sentence have not been complied with and the consideration of which has not as yet been published in the same manner with due observance of the period set for giving notice of the meeting.

18.2    The Management Board may, subject to the approval of the Supervisory Board resolve that each person entitled to attend general meetings may by electronic means of communication directly take note of the business transacted at a general meeting.

The Management Board may, subject to the approval of the Supervisory Board resolve that each person entitled to attend general meetings and vote thereat may, either in person or by written proxy, vote at that meeting by electronic means of communication, provided that such person can be identified through the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the general meeting concerned. The Management Board may, subject to the approval of the Supervisory Board attach conditions to the use of the electronic means of communication, which conditions shall be announced upon the convocation of the general meeting and shall be posted on the company’s website.

Article 19.

19.1.   The annual general meeting of shareholders shall be held before the first of July.

19.2.   At this meeting:

a.      the written report of the Management Board on the business of the company and the management conducted shall be considered;

b.      the annual accounts prepared by the Management Board shall be submitted to the general meeting of shareholders for adoption and the profit appropriation shall be adopted with due observance of the provisions of article 27 of these articles;

c.      the proposals to grant a discharge to the members of the Management Board from liability for their management and a discharge to the members of the Supervisory Board from liability for their supervision shall be brought up for discussion as a separate item of business;

d.      the vacancies, if any, shall be filled;

e.      the matters brought up for discussion by the Management Board and/or the Supervisory Board, with due observance of the provisions of the articles of association, shall be considered.

The items of business referred to in a, b and c do not need ~~not be considered if the period for preparing the annual accounts has been extended~~to be included in the agenda in case of a possible right of postponement under or pursuant to the law to generally make available the annual accounts and the annual report and this right of postponement is exercised.

19.3.   Extraordinary general meetings shall be held whenever they are convened pursuant to a resolution of the Management Board or the Supervisory Board. Further, the provisions of sections 2:110, 2:111 and 2:112 of the Dutch Civil Code are applicable to the company.

Article 20.

20.1.   The general meetings of shareholders shall be chaired by the chairman of the Supervisory Board.

In the absence of the chairman the meeting shall be chaired by one of the Supervisory Directors present at the meeting; if more Supervisory Directors are present, they shall elect a chairman from their number. If only one Supervisory Director is present he shall chair the meeting. If no Supervisory Director is present, the meeting shall itself elect its chairman.

The chairman shall appoint the secretary.

20.2.   Before being admitted to a meeting a shareholder or his proxy must sign an attendance list, stating his name and the number of votes which he may cast at the meeting, and in case of a proxy also the name (names) of the person or persons for whom he acts.

20.3.   A holder of shares in registered form, as well as any person who has a right of usufruct or pledge on shares and may assert these rights in accordance with subsection 4 of sections 2:88 and 2:89 of the Dutch Civil Code, or his proxy, shall only have access to the general meeting if he or the person for whom he acts is registered as such in the shareholders’ register and the company has received written notice of his intention to attend the meeting at the place and on the day, at the latest, as defined in paragraph 6.

20.4.   The Management Board may ~~decide that for the purposes of the provisions of paragraph 3 the parties entitled shall be those persons who~~determine the persons qualified to attend general meetings which shall include persons who:

(i)            at such time as the Management Board shall determine are a shareholder or deemed to be a shareholder, which time shall hereinafter be referred to as: the “registration time”~~,~~; and

(ii)        have been registered as such in a register (or one or more parts thereof) designated by the Management Board, hereinafter to be referred to as: the “register”~~,~~; provided

(iii)    the holder of the register has given the company written notice prior to the general meeting at the request of the shareholder in question or the person who is deemed to be a shareholder that the person in question intends to attend the general meeting, regardless of who is a shareholder or is deemed to be a shareholder at the time of the general meeting.

The notice shall state the name and the number of shares which the said person will represent at the general meeting, where applicable accompanied by a written statement from a Member Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement forms part of its collective deposit and that the person mentioned in that statement is a Participant in its collective deposit for the ordinary shares as stated. The provisions set out above in (iii) relating to the notice to the Company shall also apply to the person holding a written proxy of a shareholder or a person who is deemed to be a shareholder.

The registration time may not be fixed earlier than the date prescribed by the law before the date of the general meeting and not later than the date referred to in paragraph 3.

20.5.   If the Management Board does not exercise the right as referred to in paragraph 4, a holder of shares in registered form, as well as a holder of a right of usufruct or pledge who has the right to vote or his proxy shall only have access to the general meeting if he or the person for whom he acts is registered as such in the register referred to in article 9 and the company has received written notice of his intention to attend the meeting, if applicable, on presentation of the proxy, at the place and on the day, at the latest, as defined in paragraph 6.

The requirement that a power of attorney (proxy) must be in writing is satisfied when the power of attorney is recorded electronically.

20.6.   If the Management Board does not exercise the right as referred to in paragraph 4, the company shall, as far as the right to vote and/or the right to attend meetings of holders of ordinary shares in bearer form is concerned, regard as a shareholder the person mentioned in a written statement from a Member Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement forms part of its collective deposit and that the person mentioned in that statement is a Participant in its collective deposit for the said ordinary shares and shall remain so until after the meeting, provided the statement in question has been deposited in good time at the office of the company or at such other place as shall be determined by the Management Board.

The provisions of the preceding sentence shall apply mutatis mutandis to those persons who have a right of usufruct or pledge in respect of one or more ordinary shares in bearer form and can assert these rights in accordance with subsection 4 of sections 2:88 and 2:89 of the Dutch Civil Code.

The notice convening a meeting shall state the place where the statement from the Member Institution must be deposited and the day on which the notice to the Management Board must have been given or the statement from the Member Institution must have been deposited at the latest; this day may not be set any earlier than on the seventh day prior to that of the meeting.

20.7.   The notice convening a general meeting of shareholders shall always make mention of the provisions of paragraphs 3 and 6 of this article.

20.8.   For each share only one person may be designated as a proxy.

20.9.   Those who wish to be admitted to the general meeting must identify themselves upon request.

20.10. If one or more shares are held in joint ownership, the persons jointly entitled thereto may only cause themselves to be represented vis-à-vis the company by one person jointly designated by them in writing for that purpose. The provisions of the preceding sentence shall not apply to shares which belong to a community of property as referred in the Transfer of Securities (Giro) Act [Wet giraal effectenverkeer]. The person who has been designated shall only have access to the general meeting if the written designation or a certified copy thereof is in the possession of the company at the latest on the day referred to in paragraph 3. For the purposes of paragraphs 2, 3 and 6 this person shall be deemed to be the attorney-in-fact.

Article 21.

21.1.   Unless a notarial record is made of the business transacted at the meeting, minutes shall be taken of each meeting.

The minutes shall be adopted and in evidence thereof be signed by the chairman and the secretary.

The notarial record or the minutes, as the case may, shall state the number of shares represented at the meeting and the number of votes that could be cast on the basis of the attendance list referred to in article 20, paragraph 2; the attendance list referred to in article 20, paragraph 2, shall not form part of the notarial record or the minutes, as the case may, and shall not be made available to a shareholder, unless the shareholder shows that he has a reasonable interest therein for the verification of the correct course of the proceedings at the meeting in question.

After the execution of the notarial instrument, or after adoption of the minutes by the chairman and the secretary of the meeting in question, a copy of the notarial record or the minutes, as the case may, shall be deposited at the office of the company for inspection by the shareholders.

21.2.   In the event of special circumstances, the chairman of the meeting, the chairman of the Supervisory Board and the chairman of the Management Board may give instructions for a notarial record to be made at the company’s expense.

21.3.   All issues concerning admittance of shareholders to the general meeting, concerning the exercising of the voting right and the outcome of votes, as well as all other issues relating to the proceedings at the meeting, shall be decided in the last resort by the chairman of the meeting in question.

21.4.   The chairman of the meeting shall have the power to admit persons other than shareholders and their representatives to the general meeting.

The auditor to whom the instruction is given to render a statement with respect to the company’s financial accounting documents may attend, and may speak at, the general meeting at which the adoption of the annual accounts is placed on the agenda or at which otherwise the company’s financial accounting documents will be discussed.

Article 22.

22.1.   The resolutions of the general meeting of shareholders shall be passed by an absolute majority of the votes validly cast, unless these articles or the law require a greater majority.

22.2.   Each share which is represented at the meeting shall confer the right to cast one vote.

22.3.   ~~22.3.~~   Blank votes and invalid votes shall be deemed as not having been cast.

22.4    To the extent that the Management Board makes use of its right as referred to in article 20 paragraph 4, the Management Board may, subject to the approval of the Supervisory Board resolve that persons entitled to attend general meetings and vote thereat may, within a period prior to the general meeting to be set by the Management Board, which period cannot begin prior to the registration time, cast their votes electronically in a manner to be determined by the Management Board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

Article 23.

23.1.   ~~Voting shall be oral, or when voting at the appointment, suspension and removal or recommendation of persons, if a person entitled to vote requests a vote by ballot, by sealed and unsigned ballots. A different manner of voting, for instance~~Votes will be cast in the manner determined by the chairman of the meeting in question. Voting by acclamation~~, shall be~~ is permitted if none of the ~~persons~~parties entitled to vote objects to that.

23.2.   If when voting at the election of persons no absolute majority is obtained at the first ballot, a new free ballot shall be taken. If again no absolute majority is obtained, a second ballot shall be taken between the two persons who obtained the most votes.

If as a result of an equality of the number of votes obtained more than two persons qualify for the second ballot, then an intermediate ballot shall decide which two persons will qualify for the second ballot, or which person will qualify for the second ballot together with the person who obtained the greatest number of votes.

If as a result of an equality of the number of votes cast an intermediate ballot or a final ballot does not lead to a decision, lots shall be drawn.

23.3.   If there is a tie in voting on other matters, the proposal shall be put to a second vote. In the event of there being a tie at the second vote, the proposal shall be rejected.

Meetings of holders of priority shares, financing preference shares of a specific series and meetings of holders of preference shares.
Article 24.

24.1.   A meeting of holders of priority shares, or preference shares or a specific series of financing preference shares, as the case may be, shall be convened whenever the Management Board and/or the Supervisory Board so decide and whenever a resolution of such meeting is required pursuant to the articles.

The meetings of holders of priority shares or preference shares or a specific series of financing preference shares, as the case may be, shall be held in Arnhem, Amsterdam or Utrecht.

24.2.   The notices convening a meeting of holders of preference shares and a meeting of holders of financing preference shares shall be given in writing and sent to the addresses referred to in article 9, paragraph 3, observing a period a notice of at least a six days not counting the day of the notice nor the day of the meeting.

The notice shall state the items of business to be considered.

The meeting shall be presided over by the chairman of the Supervisory Board, unless the latter, or in his absence the Supervisory Board, appoints another person to preside over the meeting.

The chairman shall appoint the secretary.

24.3.   Article 20, paragraphs 2 and 3, article 21, article 22 (with the exception of paragraph 4 thereof) and article 23, paragraph 1, shall apply mutatis mutandis.

24.4.   At a meeting at which the entire capital issued in the form of priority shares or in the form of preference shares or in the form of financing preference shares of a specific series, as the case may be, is represented, valid resolutions may be passed provided they are passed unanimously, even if the requirements concerning the place of the meeting, the manner of convening it, the period of notice and the inclusion of the subject matters on the agenda in the convening notice have not been observed.

24.5.   The holders of priority shares or the holders of preference shares or the holders of financing preference shares of a specific series, as the case may be, may pass all resolutions which they may pass at a meeting also otherwise than at a meeting.

A resolution may be passed otherwise than at a meeting only if so requested by a member of the Management Board or a Supervisory Director and if all the holders of priority shares or all the holders of preference shares or all the holders of financing preference shares of a specific series, as the case may be, have expressed themselves in writing or by a legible and reproducible message sent by electronic means in favour of the proposal in question. The Management Board may, subject to the approval of the Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be announced to the holders of shares of the specific class. A resolution so passed shall be recorded by the chairman of the Supervisory Board in the minutes book of the meeting of holders of priority shares, of preference shares, or of financing preference shares of a specific series, which record will be signed by him and be read out by him at the next meeting of holders of priority shares, of preference shares or of financing preference shares of a specific series; in addition, all documents evidencing the passing of such resolution shall be kept with the minutes book.

Financial year. Annual accounts.
Article 25.

25.1.   The financial year shall coincide with the calendar year.

25.2.   Each year, ~~within five months~~ after the end of each financial year~~—save where this period has been extended by the general meeting by a maximum of six months on account of special circumstances—~~within the period prescribed under or pursuant to the law, the Management Board shall prepare the annual accounts which will be submitted to the general meeting for adoption.

The annual accounts shall be accompanied by the annual report referred to in article 19, paragraph 2, subparagraph a, by the report of the company’s accountant referred to article 26 and by the information to be added referred to in section 2:392, subsection 1, of the Dutch Civil Code, however as far as the information to be added is concerned, only insofar as the provisions of that subsection apply to the company, unless the availability of these documents is regulated in a different way under or pursuant to the law.

The annual accounts shall be signed by all the members of the Management Board and by all the members of the Supervisory Board; in the event of one or more of their signatures being absent, this shall be stated on the documents in question giving the reasons therefor.

25.3.   The company shall ~~ensure that its~~make the annual accounts ~~as prepared, the annual report and the information to be added referred to in paragraph 2, are available from the day of the notice convening the general meeting at which the same are to be considered at the office of the company and further at such other places as the Management Board will indicate~~, the annual report, the declaration issued by the auditor as well as the other financial accounting documents that the company must make available pursuant to statutory regulations, available within the periods prescribed by the law and in the manner prescribed by the law.

The shareholders may inspect the aforementioned documents there and obtain a copy thereof at no cost.

The documents referred to above in this paragraph shall be deposited for public inspection; any person may obtain a copy of these documents at no more than cost.

Accountant.
Article 26.

26.1.   The general meeting shall instruct a registered accountant or another expert as referred to in section 2:393, first subsection, of the Dutch Civil Code, both hereinafter also referred to as: the accountant—to audit the annual accounts prepared by the Management Board, in accordance with section 2:393, subsection 3, of the Dutch Civil Code. If the general meeting fails to give these instructions, the

Supervisory Board shall be authorized to do so. The accountant shall report on his audit to the Supervisory Board and to the Management Board and shall present the result of his audit in a report.

The general meeting and the person who has given the instructions to the accountant withdraw these at any time.

26.2.   The Management Board as well as the Supervisory Board may give instructions to the accountant referred to in paragraph 1 or another accountant at the company’s expense.

Profit and loss.
Article 27.

27.1.   Each year, to the extent possible, five per cent (5%) of the nominal amount per issued priority share shall be distributed to the holders of priority shares.

No further distributions shall be made on the priority shares.

27.2.   The profit remaining shall, if sufficient, be applied first in payment to the holders of preference shares of a percentage to be specified hereinafter of the compulsory amount paid on these shares as at the commencement of the financial year for which the distribution is made.

The percentage referred to above shall be equal to the average of the EURIBOR interest charged for cash loans with a term of twelve months as set by the European Central Bank—weighted by the number of days to which this interest was applicable—during the financial year for which this distribution is made, increased by a maximum margin of three hundred (300) basis points to be fixed upon issue by the Management Board subject to the approval of the Supervisory Board; EURIBOR shall mean the Euro Interbank Offered Rate.

If in the course of the financial year for which the aforementioned distribution is made, the compulsory amount paid up on the preference shares has been decreased or, pursuant to a resolution for additional payments, increased, then the distribution shall be decreased or, if possible, increased by an amount equal to the aforementioned percentage of the amount of the decrease or increase, as the case may be, calculated from the time of the decrease or from the day on which the additional payment became compulsory, as the case may be.

If in the course of any financial year preference shares have been issued, the dividend payable for such financial year on the preference shares shall be decreased proportionately up to the date of issue.

If and insofar as the profit is not sufficient to make the distribution referred to above in this paragraph in full, the deficit shall be distributed to the debit of the reserves, with the exception of the reserve which has been set aside as share premium reserve upon the issue of the financing preference shares.

27.3.   In the event of cancellation with repayment of preference shares a distribution shall be made on the cancelled preference shares on the day of repayment, which distribution shall be calculated insofar as possible in accordance with the provisions of paragraph 2 of this article, such distribution to be calculated on a time-proportionate basis for the period commencing from the day in respect of which a distribution as referred to in paragraph 2 was made for the last time—or if the preference shares were issued after such date: from the date of issue—up to the day of repayment, all this without prejudice to the provisions of section 2:105, subsection 4, of the Dutch Civil Code.

27.4.   If in any financial year the profit referred to in paragraph 2 is not sufficient to make the distributions referred to above in this article, and if, in addition, no distribution or only a part distribution is made from the reserves, as referred to in paragraph 2, such that the deficit has not or not fully been distributed, then the provisions above in this article and the provisions of paragraph 5 and paragraph 6 shall only be applicable in the following financial years after the deficit has been made good.

27.5.   a.   Next, if possible, a dividend shall be distributed on each financing preference share of a specific series equal to a percentage calculated on the amount effectively paid up on the financing preference share of the respective series including any share premium, by taking the arithmetic mean of the average effective return on state loans as hereinafter defined, as prepared by the Central Bureau of Statistics [Centraal Bureau voor de Statistiek] and published in the Official List of the company limited by shares: Euronext Amsterdam N.V. for the last ten stock market trading days preceding the day of first issue of preference shares of the series in question, if necessary increased by a mark-up set by the Management Board and approved by the Supervisory Board amounting to a maximum of three hundred (300) basis points depending on the market conditions then obtaining, which mark-up may differ for each series. The percentage calculated for the financing preference share of a series first issued shall also apply to financing preference shares of that series which are issued at a later date.

b.      The state loans mentioned in the preceding paragraph shall be understood to mean the state loans to the debit of the Kingdom of the Netherlands with a (remaining) period to maturity of seven to eight years. If at the time of the calculation of the dividend percentage the effective yield on these state loans is not prepared by the Central Bureau of Statistics or is not published in the Official List of the company limited by shares: Euronext Amsterdam N.V., then the state loans mentioned in the preceding paragraph shall be understood to mean the state loans to the debit of the Kingdom of the Netherlands with a (remaining) period to maturity which corresponds as closely as possible with a (remaining) period of maturity of seven to eight years, the effective return of which at the time of the calculation of the dividend percentage is prepared by the Central Bureau of Statistics and published as stated above, this, however, with a maximum (remaining) period to maturity of eight years. If the remaining period to maturity is in full years and two periods to maturity for state loans qualify, then the percentage to be calculated shall be related to the average effective return on state loans with the shortest of these two periods.

c.      As per the first of January of the year following the year in which eight years have elapsed since the day of the issue of financing preference shares of the series in question, and thereafter every eight years, the dividend percentage of financing preference shares of the respective series shall be adjusted to the effective return on the state loans referred to in the preceding paragraphs, calculated in the manner as described above, with the proviso, however, that the average referred to above shall be calculated for the last ten stock market trading days preceding the day at which the dividend percentage is adjusted and if necessary increased by a mark-up set by the Management Board and approved by the Supervisory Board as described above, which mark-up may differ for each series. The percentage adjusted for a financing preference share of a series shall also apply to financing preference shares of that series issued after the adjustment.

27.6.   If in any financial year the profit is not sufficient to make the distributions referred to above in paragraph 5 of this article, then in subsequent years the provisions of paragraph 8 and paragraph 9 shall not apply until the deficit has been made good and until the provisions above in paragraphs 1, 2 and 4 have been applied. The Management Board shall be authorized, subject to the approval of the Supervisory Board, to resolve to distribute an amount equal to the deficit referred to in the preceding sentence to the debit of the reserves, with the exception of the reserves which have been set aside as share premium upon the issue of financing preference shares. For the purposes of the provisions of this paragraph the holders of the various series of financing preference shares shall be treated equally.

27.7.   If financing preference shares are issued or allocated during the course of a financial year, the dividend on the financing preference shares in question shall be decreased for that financial year proportionately up to the first day of issue.

27.8.   Of any profit remaining after application of the preceding paragraphs such amount shall be allocated to the reserves by the Management Board with the approval of Supervisory Board as the Management Board shall each year decide.

27.9.   Any profit remaining after application of the provisions of the preceding paragraphs shall be at the disposal of the general meeting, with the proviso that no further dividend shall be distributed on the priority shares, the preference shares and the financing preference shares.

27.10. Dividends shall be made payable no later than four weeks after their having been declared, unless the general meeting shall set another date on a proposal thereto from the Management Board.

27.11. With due observance of section 2:105 of the Dutch Civil Code and subject to the approval of the Supervisory Board, the Management Board may make an interim distribution. Interim distributions may also be made on the shares of a particular class or series of shares only.

27.12. On a proposal thereto from the Management Board, approved by the Supervisory Board, the general meeting may resolve that dividends or reserves be distributed in whole or in part, instead of in cash, in the form of shares in the capital of the company or in the form of shares in the capital of companies in which the company has a participating interest.

27.13. In the event of the cancellation with repayment of a series of financing preference shares, a distribution shall be made, in addition to the repayment of the amount paid up (including an amount equal to the amount which was paid on those shares as share premium), on the cancelled financing preference shares of the respective series, which distribution shall be calculated insofar as possible in accordance with the provisions of paragraph 5 and paragraph 6 of this article, such distribution to be calculated on a time-proportionate basis for the period commencing from the day when a distribution as referred to in paragraph 5 and paragraph 6 was made for the last time—or if the financing preference shares were issued after such date: from the date of issue—up to the day of repayment, all this without prejudice to section 2:105, subsection 4, of the Dutch Civil Code.

27.14. Without prejudice to the provisions of article 10 and subject to the approval of the Supervisory Board, the Management Board may submit a proposal to the general meeting to proceed to the cancellation with repayment, as referred to in the preceding paragraph, of all of the financing preference shares of one or more series, with the proviso that such proposal may then be submitted every eight years after the day of issue.

27.15. Notice shall be given of a dividend or an interim distribution in the manner as laid down in article 9, paragraph 8.

27.16. A deficit as referred to in section 2:104 of the Dutch Civil Code, may be offset against the share premium set aside upon the issue of financing preference shares of a specific series only if all other reserves have been exhausted. For the purposes of the provisions of this paragraph the holders of financing preference shares of the various series shall be treated equally, and a charge to the share premium shall be made pro rata to the amounts that have been paid up on the shares in question.

Amendment of the articles/Winding up.
Article 28.

28.1.   The general meeting may only adopt a resolution to amend the articles of the company or to wind up the company on the proposal thereto of the Management Board and subject to the approval of the Supervisory Board.

Such resolution shall require at least a three-fourths majority of the votes validly cast at a meeting at which at least three-fourths of the issued capital are represented.

In addition, the resolution shall require the approval of the priority.

28.2.   If at a meeting at which a proposal to adopt a resolution as referred to in the preceding paragraph is to be considered, not at least three-fourths of the issued capital are represented, then a second meeting shall be convened to be held not later than three months after the first meeting, which second meeting may validly pass such resolution by a majority of at least three-fourths of the votes cast, irrespective of the capital represented.

In the notice convening the second meeting it must be stated, giving the reason therefor, that a resolution may be passed irrespective of the part of the capital represented at the meeting.

28.3.   If a proposal to amend the articles is to be submitted to the general meeting, this must always be stated in the notice convening the general meeting and a copy of the proposal, containing the proposed amendment verbatim, must be deposited for inspection by the shareholders at the office of the company~~, as well as at such place in Amsterdam as shall be determined by the Management Board,~~ from the day of the notice until the close of the meeting, and copies shall be available there to the shareholders free of charge.

Liquidation.
Article 29.

29.1.   If the company is wound up, the liquidation shall be effected with due observance of the statutory provisions.

29.2.   During the liquidation the provisions of these articles shall insofar as possible remain in force. The liquidation shall be effected by the Management Board.

29.3.   Any liquidation balance left after all creditors of the company and the liquidation costs have been paid, shall be distributed as follows:

a.      first, insofar as possible, the holders of priority shares shall be paid the nominal amount paid on their priority shares;

b.      next, insofar as possible, the holders of preference shares shall be paid the nominal amount paid on their preference shares, plus any amount still to be distributed pursuant to article 27, plus an amount equal to the percentage on the nominal amount referred to in article 27, calculated for the period commencing on the first day of the last fully expired financial year preceding the winding up and ending on the day of the distribution on the preference shares referred to in this article, with the proviso that all dividends that have been paid on the preference shares in respect of this period, shall be deducted from the distribution pursuant to this subparagraph;

c.      next, insofar as possible, the holders of financing preference shares of each series shall be paid the nominal amount of their shares, plus an amount equal to the share premium paid on the financing preference share that was issued of the respective series, plus an amount equal to any amount still to be distributed on the financing preference shares of that series pursuant to article 27, plus an amount equal to the percentage applicable pursuant to paragraph 5, subparagraph a, of article 27 (as possibly adjusted under the provisions of paragraph 5, subparagraph b, of that article) on the nominal amount after that amount has been increased by an amount equal to the share premium paid on the share in question upon the issue thereof, calculated for the period commencing on the first day of the last fully expired financial year preceding the winding up and ending on the day of the distribution on the financing preference shares referred to in this article, with the proviso that all dividends that have been paid on the finance preference shares in respect of this period, shall be deducted from the distribution pursuant to this subparagraph,

If the balance remaining is not sufficient to make the distributions as referred to in this subparagraph c, the distributions to the holders of the financing preference shares shall be made pro rata to the amounts that would have been paid had the balance remaining been sufficient for a distribution in full; said distribution on financing preference shares shall be made in such a manner that the same amount will be paid on all of the financing preference shares of a series;

d.      any balance then remaining shall be distributed between the holders of ordinary shares pro rata to the aggregate amount of the ordinary shares held by each of them.

29.4.   After the company has ceased to exist, the books and records of the company shall remain for a period of seven years in the custody of the person designated for that purpose by the liquidators.